Exhibit 99.2

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Financial Statements

March 31, 2013

(Unaudited)

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

The Board of Directors and Stockholders

Shinhan Financial Group Co., Ltd.:

Reviewed financial statements

We have reviewed the accompanying condensed consolidated interim financial statements of Shinhan Financial Group Co., Ltd. and its subsidiaries (collectively the “Group”), which comprise the condensed consolidated interim statement of financial position as of March 31, 2013, the condensed consolidated interim statements of comprehensive income, changes in equity and cash flows for the three month periods ended March 31, 2013 and 2012 and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s responsibility

Management is responsible for the preparation and fair presentation of these condensed consolidated interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) No.1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ review responsibility

Our responsibility is to issue a report on these condensed consolidated interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of Korea and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial statements referred to above are not prepared, in all material respects, in accordance with K-IFRS No.1034 Interim Financial Reporting.

Highlights

As discussed in note 3 to the condensed consolidated interim financial statements, the Group adopted K-IFRS 1110 and re-assessed the control relationships for its investees. The Group applied this change in accounting policies retrospectively, and accordingly restated the comparative information of the condensed consolidated statement of financial position as of December 31, 2012, the condensed consolidated statements of comprehensive income, changes in equity and cash flows for the three month period ended March 31, 2012.

Other matters

The procedures and practices utilized in the Republic of Korea to review such condensed consolidated interim financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying condensed consolidated interim financial statements are for use by those knowledgeable about Korean review standards and their application in practice.

The statement of financial position of the Group as of December 31, 2012, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us and our report thereon, dated March 18, 2013, expressed an unqualified opinion. The accompanying condensed consolidated statement of financial position of the Group as of December 31, 2012, presented for comparative purposes, is not different from that audited by us in all material respects except as described in note 3.

KPMG Samjong Accounting Corp.

Seoul, Korea

May 14, 2013

This report is effective as of May 14, 2013, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed consolidated interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Financial Position

As of March 31, 2013 and December 31, 2012

(Unaudited)

(In millions of won)	Note		2013	2012
Assets
Cash and due from banks	4, 7	￦	16,759,628	13,507,249
Trading assets	4, 8		18,550,799	16,654,255
Financial assets designated at fair value through profit or loss	4, 9		3,104,682	2,542,333
Derivative assets	4, 10		1,882,479	2,170,765
Loans	4, 11		201,127,783	200,288,636
Available-for-sale financial assets	4, 12		34,890,755	36,283,918
Held-to-maturity financial assets	4, 12		11,323,909	11,659,682
Property and equipment, net			3,110,087	3,108,457
Intangible assets, net			4,253,409	4,195,496
Investments in associates	4, 13		297,227	298,518
Current tax receivable			8,622	14,128
Deferred tax assets	25		37,664	99,964
Investment properties, net			769,921	778,505
Other assets, net	4		17,537,628	13,282,907
Assets held for sale			9,757	54,412

Total assets		￦	313,664,350	304,939,225

Liabilities
Deposits	4	￦	175,839,299	173,295,702
Trading liabilities	4, 14		763,545	1,370,723
Financial liabilities designated at fair value through profit or loss	4, 15		4,766,698	4,822,197
Derivative liabilities	4, 10		1,663,949	1,904,044
Borrowings	4		22,897,339	19,536,618
Debt securities issued	4, 16		38,549,741	38,838,467
Liability for defined benefit obligations	17		257,994	222,333
Provisions	18		731,794	747,885
Current tax payable			266,920	253,524
Deferred tax liabilities	25		50,021	21,042
Liabilities under insurance contracts	19		14,110,066	13,418,559
Other liabilities	4		25,240,992	21,659,836

Total liabilities			285,138,358	276,090,930

Equity	20
Capital stock			26,510,074	26,307,042
Other equity instrument			2,645,053	2,645,053
Capital surplus			537,443	537,443
Capital adjustments			9,887,199	9,887,199
Accumulated other comprehensive income			(393,128)	(393,097)
Retained earnings			1,103,189	980,121

Total equity attributable to equity holders of Shinhan Financial Group Co., Ltd.			12,730,318	12,650,323
Non-controlling interests	20		2,015,918	2,541,253

Total equity			28,525,992	28,848,295

Total liabilities and equity		￦	313,664,350	304,939,225

See accompanying notes to the consolidated interim financial statements

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Comprehensive Income

For the three month periods ended March 31, 2013 and 2012

(Unaudited)

(In millions of won)	Note		2013	2012
Interest income		￦	3,193,097	3,563,566
Interest expense			(1,586,207)	(1,792,057)

Net interest income	21		1,606,890	1,771,509

Fees and commission income			850,957	870,368
Fees and commission expense			(524,398)	(472,916)

Net fees and commission income	22		326,559	397,452

Net insurance loss	19		(82,992)	(41,635)
Dividend income			74,909	80,570
Net trading income (loss)	23		156,211	261,393
Net foreign currency transaction gain			(116,233)	47,915
Net gain (loss) on financial instruments designated at fair value through profit or loss			(29,098)	(206,914)
Net gain on sale of available-for-sale financial assets			206,660	184,036
Impairment losses on financial assets			(393,582)	(302,048)
General and administrative expenses	24		(1,010,977)	(975,881)
Net other operating expenses			(70,663)	(151,504)

Operating income			667,684	1,064,893

Equity in income of associates	16		2,078	9,279
Other non-operating income (loss), net			11,791	73,802

Profit before income taxes			681,553	1,147,974

Income tax expense	25		(158,622)	(278,177)

Net profit for the period	20, 26		522,931	869,797

Other comprehensive income (loss) for the period, net of income tax
Foreign currency translation adjustments for foreign operations			27,570	(13,946)
Net change in unrealized fair value of available-for-sale financial assets			97,512	62,137
Equity in other comprehensive income of associates			(378)	313
Net change in unrealized fair value of cash flow hedges			(3,101)	10,877
Other comprehensive income (loss) of separate account			2,485	(655)

Total other comprehensive loss, net of income tax	20		124,088	58,726

Total comprehensive income for the period		￦	647,019	928,523

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Comprehensive Income (continued)

For the three month periods ended March 31, 2013 and 2012

(Unaudited)

(In millions of won, except earning per share)	Note		2013	2012
Net profit attributable to:
Equity holders of Shinhan Financial Group Co., Ltd.	20,26	￦	481,307	827,288
Non-controlling interest			41,624	42,509

		￦	522,931	869,797

Total comprehensive income attributable to:
Equity holders of Shinhan Financial Group Co., Ltd.		￦	604,375	886,362
Non-controlling interest			42,644	42,161

		￦	647,019	928,523

Earnings per share:	20,26
Basic and diluted earnings per share in won		￦	967	1,673

See accompanying notes to the consolidated interim financial statements

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Changes in Equity

For the three month periods ended March 31, 2012

(Unaudited)

		Equity attributable to equity holders of Shinhan Financial Group Co., Ltd
(In millions of won)		Capital stock	Other equity instruments	Capital surplus	Capital adjustments	Accumulated other comprehensive income	Retained earnings	Sub-total	Non- controlling interest	Total
Balance at January 1, 2012	￦	2,645,053	238,582	9,886,849	(392,654)	1,188,948	10,829,723	24,396,501	2,462,304	26,858,805
Changes in accounting policy		—	—	—	—	(156,168)	153,148	(3,020)	—	(3,020)
Restated Balance		2,645,053	238,582	9,886,849	(392,654)	1,032,780	10,982,871	24,393,481	2,462,304	26,855,785

Net income for the period		—	—	—	—	—	827,288	827,288	42,509	869,797
Other comprehensive income, net of income tax
Foreign currency translation adjustments		—	—	—	—	(13,912)	—	(13,912)	(34)	(13,946)
Net change in unrealized fair value of available-for-sale financial assets		—	—	—	—	62,451	—	62,451	(314)	62,137
Equity in other comprehensive income of associates		—	—	—	—	313	—	313	—	313
Net change in unrealized fair value of cash flow hedges		—	—	—	—	10,877	—	10,877	—	10,877
Other comprehensive income of separate account		—	—	—	—	(655)	—	(655)	—	(655)

		—	—	—	—	59,074	—	59,074	(348)	58,726

Total comprehensive income for the period		—	—	—	—	59,074	827,288	2,659,464	42,161	928,523

Transactions with owners, etc
Dividends		—	—	—	—	—	(630,072)	(630,072)	—	(630,072)
Dividends to hybrid bonds		—	—	—	—	—	(3,442)	(3,442)	—	(3,442)
Change in other capital adjustments		—	—	—	(190)	—	—	(190)	—	(190)
Change in other non-controlling interests		—	—	—	—	—	—	—	(38,321)	(38,321)

		—	—	—	(190)	—	(633,514)	(633,704)	(38,321)	(672,025)

Balance at March 31, 2012	￦	2,645,053	238,582	9,886,849	(392,844)	1,091,854	11,176,645	24,646,139	2,466,144	27,112,283

See accompanying notes to the consolidated interim financial statements

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Changes in Equity (continued)

For the three month period ended March 31, 2013

(Unaudited)

		Equity attributable to equity holders of Shinhan Financial Group Co., Ltd
(In millions of won)		Capital stock	Other equity instruments	Capital surplus	Capital adjustments	Accumulated other comprehensive income	Retained earnings	Sub-total	Non- controlling interest	Total
Balance at January 1, 2013	￦	2,645,053	537,443	9,887,199	(393,097)	1,134,820	12,499,259	26,310,677	2,469,146	28,779,823
Changes in accounting policy		—	—	—	—	(154,699)	151,064	(3,635)	72,107	68,472
Restated Balance		2,645,053	537,443	9,887,199	(393,097)	980,121	12,650,323	26,307,042	2,541,253	28,848,295

Net income for the period		—	—	—	—	—	481,307	481,307	41,624	522,931
Other comprehensive income, net of income tax
Foreign currency translation adjustments		—	—	—	—	27,402	—	27,402	168	27,570
Net change in unrealized fair value of available-for-sale financial assets		—	—	—	—	96,660	—	96,660	852	97,512
Equity in other comprehensive income of associates		—	—	—	—	(378)	—	(378)	—	(378)
Net change in unrealized fair value of cash flow hedges		—	—	—	—	(3,101)	—	(3,101)	—	(3,101)
Other comprehensive income of separate account		—	—	—	—	2,485	—	2,485	—	2,485

		—	—	—	—	123,068	—	(440,547)	1,020	124,088

Total comprehensive income for the period		—	—	—	—	123,068	481,307	2,659,464	42,644	647,019

Transactions with owners, etc
Dividends		—	—	—	—	—	(393,878)	(393,878)	—	(393,878)
Dividends to hybrid bonds		—	—	—	—	—	(7,434)	(7,434)	—	(7,434)
Issuance of preferred stock		—	—	—	—	—	—	—	—	—
Issuance of hybrid bonds		—	—	—	—	—	—	—	—	—
Change in other capital surplus		—	—	—	—	—	—	—	—	—
Change in other capital adjustments		—	—	—	(31)	—	—	(31)	—	(31)
Change in other non-controlling interests		—	—	—	—	—	—	—	(567,979)	(567,979)

		—	—	—	(31)	—	(401,312)	(401,343)	(567,979)	(969,322)

Balance at March 31, 2013	￦	2,645,053	537,443	9,887,199	(393,128)	1,103,189	12,730,318	26,513,709	2,015,918	28,525,992

See accompanying notes to the consolidated interim financial statements

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Cash Flows

For the three month periods ended March 31, 2013 and 2012

(Unaudited)

(In millions of won)	Note		2013	2012
Cash flows from operating activities
Income before income taxes		￦	681,553	1,147,974
Adjustments for:
Net interest income	21		(1,606,890)	(1,771,509)
Dividend income			(74,909)	(80,570)
Net fees and commission expense			11,882	94,675
Insurance expense	19		818,570	678,385
Net trading loss (income)			64,020	(263,396)
Net foreign currency transaction loss (gain)			66,770	(39,543)
Net loss (gain) on financial assets designated at fair value through profit or loss			(138,480)	169,641
Gain on disposal of available-for-sale financial assets	12		(206,660)	(184,036)
Provision for allowance	11		387,514	265,354
Impairment losses on other financial assets	23		6,068	36,694
Salaries expense			37,559	47,010
Depreciation and amortization	24		75,686	70,846
Other operating income			(809)	22,655
Equity in income of associates	13		(2,078)	(9,279)

			(561,757)	(963,073)

Changes in assets and liabilities:
Due from banks			(3,251,169)	(2,691,784)
Trading assets			(2,441,825)	112,749
Financial instruments designated at fair value through profit or loss			(478,938)	(1,487)
Derivative assets			(2,639)	83,500
Loans			(1,033,152)	329,384
Other assets			(4,353,191)	(2,243,952)
Deposits			1,592,866	3,980,999
Liability for defined benefit obligations			450	(32,027)
Provision			(111,633)	(14,207)
Other liabilities			3,022,396	(593,642)

			(7,056,835)	(1,070,467)

Income taxes paid			(89,391)	(106,636)
Interest received			3,142,390	3,361,526
Interest paid			(1,386,704)	(1,950,778)
Dividends received			54,524	80,221

Net cash provided by (used in) operating activities		￦	(5,216,220)	498,767

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Cash Flow (continued)

For the three month periods ended March 31, 2013 and 2012

(Unaudited)

(In millions of won)	Note		2013	2012
Cash flows from investing activities
Proceeds from disposition of financial assets designated at fair value through profit or loss		￦	—	(16)
Acquisition of financial assets designated at fair value through profit or loss			—	(129,217)
Proceeds from disposition of available-for-sale financial assets			14,688,417	9,207,211
Acquisition of available-for-sale financial assets			(12,881,964)	(10,597,843)
Proceeds from disposition of held-to-maturity financial assets			1,745,455	936,297
Acquisition of held-to-maturity financial assets			(1,421,843)	(786,541)
Proceeds from disposition of property and equipment			9,374	581
Acquisition of property and equipment			(42,401)	(53,891)
Proceeds from disposition of intangible assets			7,218	750
Acquisition of intangible assets			(14,033)	(71,416)
Proceeds from disposition of investments in associates			7,179	42,353
Acquisition of investments in associates			(3,930)	(8,860)
Acquisition of investment property			(11,800)	(14,200)
Proceeds from disposition of assets held for sale			47,926	99
Net Increase(decrease) in other assets			50,587	725,580
Business combination, net of cash acquired	28		385,489	90,010

Net cash provided by (used in) investing activities			2,565,674	(659,103)

Cash flows from financing activities
Proceeds from borrowings			194,166,359	4,568,231
Repayments of borrowings			(190,909,157)	(4,438,464)
Proceeds from debt securities issued			1,690,029	2,687,215
Repayments of debt securities issued			(2,056,113)	(1,807,732)
Net Increase(decrease) in other liabilities			(51,433)	(64,599)
Dividends paid			(41,176)	(39,514)
Decrease in non-controlling interest			(568,515)	(50,194)

Net cash provided by financing activities			2,229,994	854,943

Effect of exchange rate fluctuations on cash and cash equivalents held			(1,072)	(19,594)

Increase (decrease) in cash and cash equivalents			(421,624)	675,013
Cash and cash equivalents at beginning of period	28		5,007,765	3,982,645

Cash and cash equivalents at end of period	28	￦	4,586,141	4,657,658

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2013

(Unaudited)

1.	Reporting entity

Shinhan Financial Group Co., Ltd., the controlling company, and its subsidiaries included in consolidation (collectively the “Group”) are summarized as follows:

(a)	Controlling company

Shinhan Financial Group Co., Ltd. (the “Shinhan Financial Group”) was incorporated on September 1, 2001. Shinhan Financial Group’s shares were listed on the Korea Exchange on September 10, 2001 and Shinhan Financial Group’s American Depository Shares were listed on the New York Stock Exchange on September 16, 2003.

(b)	Ownership of Shinhan Financial Group and its major consolidated subsidiaries as of March 31, 2013, December 31, 2012 are as follows:

Investor	Investee (*)	Location	Date of financial information	Ownership (%)
				2013	2012
Shinhan Financial Group	Shinhan Bank	Korea	March 31	100.0	100.0
”	Shinhan Card Co., Ltd.	”	”	100.0	100.0
”	Shinhan Investment Corp.	”	”	100.0	100.0
”	Shinhan Life Insurance Co., Ltd	”	”	100.0	100.0
”	Shinhan Capital Co., Ltd.	”	”	100.0	100.0
”	Jeju Bank	”	”	68.9	68.9
”	Shinhan Credit Information Co., Ltd.	”	”	100.0	100.0
”	Shinhan Private Equity Investment management	”	”	100.0	100.0
	Shinhan BNP Paribas AMC		”	65.0	65.0
”	SHC Management Co., Ltd.	”	”	100.0	100.0
”	Shinhan Data system	”	”	100.0	100.0
”	Shinhan Savings Bank	”	”	100.0	100.0
”	Yehanbyoul Savings Bank (note 5)	”	”	100.0	—
”	Shinhan Aitas Co., Ltd.	”	”	99.8	99.8
Shinhan Bank	Shinhan Asia Limited	Hong Kong	”	99.9	99.9
”	Shinhan Bank America	USA	”	100.0	100.0
”	Shinhan Europe GmbH	Germany	”	100.0	100.0
”	Shinhan Khmer Bank	Cambodia	”	90.0	90.0
”	Shinhan Kazakhstan Bank	Kazakhstan	”	100.0	100.0
”	Shinhan Canada Bank	Canada	”	100.0	100.0
”	Shinhan China Limited	China	”	100.0	100.0
”	SBJ Bank	Japan	”	100.0	100.0
”	Shinhan Bank Vietnam	Vietnam	”	100.0	100.0

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2013

(Unaudited)

1.	Reporting entity (continued)

Investor	Investee	Location	Date of financial information	Ownership (%)
				2013	2012
Shinhan Investment Corp.	Shinhan Investment Corp. Europe Ltd.(*2)	UK	March 31	—	—
”	Shinhan Investment Corp. America Inc.	USA	”	100.0	100.0
”	Shinhan Investment Corp. Asia Ltd.	Hong Kong	”	100.0	100.0
Shinhan Private Equity Investment Management	Symphony Energy Co., Ltd.	Korea	December 31	—	77.6
”	HKC&T Co., Ltd.	”	”	100.0	100.0
”	Everdigm, Corp. (note 3)	”	”	38.7	38.7
Shinhan BNP Paribas AMC	Shinhan BNP Asset Mgt HK Ltd.	Hong Kong	March 31	100.0	100.0

(*1)	Subsidiaries such as trust, beneficiary certificates, corporate restructuring fund and private equity fund are excluded.
(*2)	The investee is in liquidation for the current period.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2013

(Unaudited)

(In millions of won)

1.	Reporting entity (continued)

i)	Condensed financial position for the Group’s subsidiaries as of March 31, 2013 and December 31, 2012 are as follows:

		2013			2012
		Total assets	Total liabilities	Total equities	Total assets	Total liabilities	Total equities
Shinhan financial group (Separate)	￦	27,884,022	7,816,510	20,067,512	27,212,924	7,546,003	19,666,921
Shinhan Bank		243,328,618	223,699,272	19,629,346	237,395,784	217,123,772	20,272,012
Shinhan Card Co., Ltd.		21,442,815	15,888,855	5,553,960	22,279,918	16,546,741	5,733,177
Shinhan Investment Corp.		17,977,589	15,759,451	2,218,138	16,465,338	14,287,115	2,178,223
Shinhan Life Insurance Co., Ltd		17,763,725	16,370,905	1,392,820	16,942,184	15,617,037	1,325,147
Shinhan Capital Co., Ltd.		3,523,339	3,039,734	483,605	3,526,185	3,053,871	472,314
Jeju Bank		3,193,861	2,910,921	282,940	3,254,348	2,976,455	277,893
Shinhan Credit Information Co., Ltd.		19,646	5,923	13,723	19,176	5,659	13,517
Shinhan Private Equity Investment management		589,064	508,015	81,049	604,946	524,358	80,588
Shinhan BNP Paribas AMC		177,164	22,673	154,491	168,911	23,218	145,693
SHC Management Co., Ltd.		9,049	1,591	7,458	8,747	331	8,416
Shinhan Data system		18,584	10,048	8,536	16,298	8,594	7,704
Shinhan Savings Bank		519,611	434,988	84,623	636,115	542,861	93,254
Shinhan Aitas Co., Ltd.		30,415	2,981	27,434	30,976	4,309	26,667

	￦	336,477,502	286,471,867	50,005,635	328,561,850	278,260,324	50,301,526

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2013

(Unaudited)

(In millions of won)

1.	Reporting entity (continued)

ii)	Condensed comprehensive income statement for the Group’s subsidiaries for the periods ended March 31, 2013 and 2012 are as follows:

		2013			2012
		Operating income	Net income	Total comprehensive income	Operating income	Net income	Total comprehensive income
Shinhan financial group(separate))	￦	896,342	801,903	801,903	748,893	641,832	641,832
Shinhan Bank		4,132,240	338,313	375,613	4,799,032	659,504	635,401
Shinhan Card Co., Ltd.		1,183,211	160,617	220,932	1,105,566	186,644	245,628
Shinhan Investment Corp.		772,491	47,084	40,088	568,767	23,724	34,135
Shinhan Life Insurance Co., Ltd		1,412,091	40,342	67,671	1,218,650	65,994	47,172
Shinhan Capital Co., Ltd.		93,000	13,339	11,843	90,703	8,305	11,809
Jeju Bank		48,315	4,681	6,169	48,781	7,774	7,055
Shinhan Credit Information Co., Ltd.		7,257	214	214	7,473	(452)	(452)
Shinhan Private Equity Investment management.		13,374	595	595	13,356	184	184
Shinhan BNP Paribas AMC		24,886	8,694	8,797	26,196	8,616	8,361
SHC Management Co., Ltd.		64	(957)	(957)	73	(15)	(15)
Shinhan Data system		14,570	826	826	13,748	523	523
Shinhan Savings Bank Co., Ltd.		13,739	(8,043)	(8,631)	32,448	(6,062)	(5,160)
Shinhan Aitas Co., Ltd.		6,695	767	767	—	—	—

	￦	8,618,275	1,408,375	1,525,830	8,673,686	1,596,571	1,626,473

(*)	Subsidiaries such as trust, beneficiary certificates, corporate restructuring fund and private equity fund are excluded.

2.	Basis of preparation

(a)	Statement of compliance

The condensed consolidated interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audits of Corporations.

These condensed consolidated interim financial statements were prepared in accordance with K-IFRS No. 1034, Interim Financial Reporting as part of the period covered by the Group’s K-IFRS annual financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the last annual consolidated financial statements as at and for the year ended December 31, 2012. These condensed consolidated interim financial statements do not include all of the disclosures required for full annual financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2013

(Unaudited)

2.	Basis of preparation (continued)

(b)	Use of estimates and judgments

The preparation of the condensed consolidated interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

3.	Significant accounting policies

Except as described below, the accounting policies applied by the Group in these condensed consolidated interim financial statements are the same as those applied by the Group in its consolidated financial statements as of and for the year ended December 31, 2012. The following changes in accounting policy are also expected to be reflected in the Group’s consolidated financial statements as of and for the year ended December 31, 2013.

(a)	Changes in accounting policies

i)	K-IFRS No. 1001, Presentation of Financial Statements

The Group has applied the amendments to K-IFRS No. 1001, Presentation of Financial Statements since January 1, 2013. The amendments require presenting in other comprehensive income on the basis of whether they are potentially reclassifiable to profit or loss subsequently (reclassification adjustments).

ii)	K-IFRS No.1110, Consolidated Financial Statement

The Group adopted K-IFRS No.1110, Consolidated Financial Statements since January 1, 2013. As a result, the Group has changed its accounting policy with respect to determining whether it has control over and consequently whether it consolidates its investees. K-IFRS No. 1110 introduces a new control model that is applicable to all investees; among other things, it requires the consolidation of an investee if the Group controls the investee on the basis of de facto circumstances.

iii)	K-IFRS No.1111, Joint Arrangements

The Group adopted K-IFRS No.1111, Joint Arrangements since January 1, 2013. The standard classifies joint arrangements into two types - joint operations and joint ventures. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement (i.e. joint operators) have rights to the assets, and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement (i.e. joint venturers) have rights to the net assets of the arrangement. The standard requires a joint operator to recognize and measure the assets and liabilities (and recognize the related revenues and expenses) in relation to its interest in the arrangement in accordance with relevant IFRSs applicable to the particular assets, liabilities, revenues and expenses. The standard requires a joint venturer to recognize an investment and to account for that investment using the equity method.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2013

(Unaudited)

(In millions of won)

3.	Significant accounting policies (continued)

iv)	K-IFRS No.1112, Disclosure of Interests in Other Entities

The Group adopted K-IFRS No.1112, Disclosure of Interests in Other Entities since January 1, 2013. The standard brings together into a single standard all the disclosure requirements about an entity’s interests in subsidiaries, joint arrangements, associates and unconsolidated structured entities. The Group is currently assessing the disclosure requirements for interests in subsidiaries, interests in joint arrangements and associates and unconsolidated structured entities in comparison with the existing disclosures. The standard requires the disclosure of information about the nature, risks and financial effects of these interests.

v)	Amendments to K-IFRS No. 1019, Employee Benefits

The Group has applied the amendments to K-IFRS No. 1019, Employee Benefits since January 1, 2013. The standard requires recognition of actuarial gains and losses immediately in other comprehensive income and to calculate expected return on plan assets based on the rate used to discount the defined benefit obligation.

vi)	K-IFRS No. 1113, Fair Value Measurement

The Group adopted K-IFRS No. 1113, Fair Value Measurement since January 1, 2013. The standard defines fair value and a single framework for fair value, and requires disclosures about fair value measurements.

(b)	Impact of changes in accounting policy

The following table summarizes the adjustments made to the Group’s statements of financial position as of December 31, 2012.

		December 31, 2012
		As previously reported	K-IFRS No.1110	K-IFRS No.1019	K-IFRS No.1001	As restated
Overall impact on total assets	￦	300,848,489	4,090,736	—	—	304,939,225
Overall impact on total liabilities		272,068,666	4,022,264	—	—	276,090,930
Non-controlling interests		2,469,146	72,107	—	—	2,541,253

Overall impact on total equity	￦	28,779,823	68,472	—	—	28,848,295

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2013

(Unaudited)

(In millions of won)

3.	Significant accounting policies (continued)

The following table summarizes the adjustments made to the Group’s statements of comprehensive income for the three month period ended March 31, 2012.

		December 31, 2012
		As previously reported	K-IFRS No.1110	K-IFRS No.1019	K-IFRS No.1001	As restated
Operating Income	￦	1,137,254	(180)	1,621	(73,802)	1,064,893
Non-Operating Income		—	—	—	73,802	73,802
Income tax expense		277,770	15	392	—	278,177
Net Income for the period		868,763	(195)	1,229	—	869,797
Total comprehensive income for the period		927,259	35	1,229	—	928,523

Overall impact on profit and total comprehensive income attributable to non-controlling interests	￦	42,150	—	11	—	42,161

(i)	K-IFRS No.1110, Consolidated Financial Statements

The Group re-assessed the control conclusion for its investees as of January 1, 2013. As a consequence, the Group changed its control relationship with its investees as below.

	Company	Reason
Newly included subsidiaries	Everdigm Corp.	The practical ability to direct the relevant activities

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2013

(Unaudited)

(In millions of won)

3.	Significant accounting policies (continued)

(ii)	Amendments to K-IFRS No. 1019, Joint Arrangements

As a result of the adoption of K-IFRS No. 1111, the Group has changed its accounting policy with respect to its interests in joint arrangements.

Under K-IFRS No. 1111, the Group classifies its interests in joint arrangements as either joint operations or joint ventures depending on the Group’s rights to the assets and obligations for the liabilities of the arrangements. When making this assessment, the Group considers the structure of the arrangements, the legal form of any separate vehicles, the contractual terms of the arrangements and other facts and circumstances. Previously, the structure of the arrangement was the sole focus of classification.

The Group has re-evaluated its involvement in its only joint arrangement and has reclassified the investment from jointly controlled entity to joint venture. Notwithstanding the reclassification, the investment continues to be recognized by applying the equity method and there has been no impact on the recognized assets, liabilities and comprehensive income of the Group.

(iii)	Amendments to K-IFRS No. 1019, Employee Benefits

The following table summarizes the financial effects on the statement of comprehensive income for the three month periods ended March 31, 2012 and 2013.

- Statement of financial position

		December 31,2012
		As previously reported (*)	Amendments	As restated
Accumulated other comprehensive loss	￦	1,139,879	(159,758)	980,121
Retained Earning		12,490,565	159,758	12,650,323

- Statement of comprehensive income

		2012
Net income before adoption (*)	￦	868,568
Increase in:
Administrative expenses		1,621
Tax expenses		(392)

		1,229

Net income after adoption	￦	869,797

(*)	Impact of the amendments to K-IFRS No. 1110, Consolidated Financial Statements is adjusted.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2013

(Unaudited)

(In millions of won)

3.	Significant accounting policies (continued)

(iv)	Amendments to K-IFRS No. 1001, Presentation of Financial Statements

The Group adopted the amendments pursuant to the amended K-IFRS No. 1001, Presentation of Financial Statements from the annual period ended December 31, 2012 and non-operating income is accounted for separately from operating income in the separate statements of comprehensive income. The Group retrospectively applied the amendment to K-IFRS No. 1001 and there was no impact net income, for which the impact is as follows:

		2012
Operating profit before adoption of the amendments (*)	￦	1,138,695
Changes
Non-operating income
Gain on sale of assets		1,089
Investments in associates		35,973
Other non-operating income		59,479

		96,541

Non-operating expense
Loss on sale of assets		(592)
Other non-operating expense		(22,147)

		22,739

Operating profit after adoption of the amendment	￦	1,063,452

(*)	Impact of the amendments to K-IFRS No. 1110, Consolidated Financial Statements and K-IFRS No. 1019, Employee Benefits is adjusted.

(c)	New standards and interpretations not yet adopted

The following new standards, interpretations and amendments to existing standards have been published and are mandatory for the Group for annual periods beginning after January 1, 2013, and the Group has not early adopted them.

(i) Amendments to K-IFRS No. 1032, Financial Instruments: Presentation

The amendments clarified the application guidance related to ‘offsetting a financial asset and a financial liability’. The amendment is mandatorily effective for periods beginning on or after January 1, 2014 with earlier application permitted.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2013

(Unaudited)

4.	Financial risk management

(a)	Overview

As a financial services provider, the Group is exposed to various risks relating to lending, credit card, insurance, securities investment, trading and leasing businesses, its deposit taking and borrowing activities in addition to the operating environment.

The principal risks to which the Group is exposed are credit risk, market risk, interest rate risk, liquidity risk and operational risk. These risks are recognized, measured and reported in accordance with risk management guidelines established at the controlling company level and implemented at the subsidiary level through a carefully stratified checks-and-balances system.

i)	Risk management organization

The Group risk management system is organized along the following hierarchy: from the top and at the controlling company level, the Group Risk Management Committee, the Group Risk Management Council, the Chief Risk Officer and the Group Risk Management Team, and at the subsidiary level, the Risk Management Committees and the Risk Management Team of the relevant subsidiary. The Group Risk Management Committee, which is under the supervision of the controlling company’s board of directors, sets the basic groupwide risk management policies and strategies. The controlling company’s Chief Risk Officer reports to the Group Risk Management Committee, and the Group Risk Management Council, whose members consist of the controlling company’s Chief Risk Officer and the risk management team heads of each of subsidiaries, coordinates the risk management policies and strategies at the group level as well as at the subsidiary level among each of subsidiaries. Each of subsidiaries also has a separate Risk Management Committee, Risk Management Working Committee and Risk Management Team, whose tasks are to implement the groupwide risk management policies and strategies at the subsidiary level as well as to set risk management policies and strategies specific to such subsidiary in line with the groupwide guidelines. The Group also has the Group Risk Management Team, which supports the controlling company’s Chief Risk Officer in his or her risk management and supervisory role.

In order to maintain the groupwide risk at an appropriate level, the Group use a hierarchical risk limit system under which the Group Risk Management Committee assigns reasonable risk limits for the entire group and each of subsidiaries, and the Risk Management Committee and the Management Council of each of subsidiaries manage the subsidiary-specific risks by establishing and managing risk limits in more detail by type of risk and type of product for each department and division within such subsidiary.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2013

(Unaudited)

4.	Financial risk management (continued)

ii)	Risk management framework

The Group takes the following steps to implement the foregoing risk management principles:

•	Risk capital management – Risk capital refers to capital necessary to compensate for losses in case of a potential risk being realized, and risk capital management refers to the process of asset management based on considerations of risk exposure and risk appetite among total assets so that the Group can maintain an appropriate level of risk capital. As part of the Group’s risk capital management, the Group has adopted and maintains various risk planning processes and reflect such risk planning in the Group’s business and financial planning. The Group also has adopted and maintains a risk limit management system to ensure that risks in the Group’s business do not exceed prescribed limits.

•	Risk monitoring – The Group are currently installing a multidimensional risk monitoring system under which the Group will, on a periodic basis, proactively and preemptively review risks that may impact the Group’s overall operations. Currently, each of subsidiaries is required to report to the controlling company any factors that could have a material impact on the groupwide risk management, and the controlling company reports to the Group’s chief risk officer and other members of the Group’s senior management the results of risk monitoring on a weekly, monthly and continual basis. In addition, the Group perform preemptive risk management through a “risk dashboard system” under which the Group closely monitor any increase in asset size, risk levels and sensitivity to external factors with respect to the major asset portfolios of each of subsidiaries, and to the extent such monitoring yields any warning signals, the Group promptly analyze the causes and, if necessary, formulate and implement actions in response to these warning signals.

•	Risk review – Prior to entering any new business, offering any new products or changing any major policies, the Group review any relevant risk factors based on a prescribed risk management checklist and, in the case of changes for which assessment of risk factors is difficult, promote reasonable decision-making in order to avoid taking any unduly risky action. The risk management departments of all subsidiaries are required to review all new businesses, products and services prior to their launch and closely monitor the development of any related risks following their launch, and in the case of any action that involves more than one subsidiary, the relevant risk management departments are required to consult with the risk management team at the controlling company level prior to making any independent risk reviews.

•	Risk management – The Group maintain a groupwide risk management system to detect the early warnings signals of any crisis and, in the event of a crisis actually happening, to respond on a timely, efficient and flexible basis so as to ensure the Group’s survival as a going concern. Each subsidiary maintains crisis planning for three levels of contingencies, namely, “alert”, “imminent crisis” and “crisis”, determination of which is made based on quantitative and qualitative monitoring and consequence analysis, and upon the happening of any such contingency, is required to respond according to a prescribed contingency plan. At the controlling company level, the Group maintains and installs crisis detection and response system which is applied consistently groupwide, and upon the happening of any contingency at a subsidiary level, the Group directly takes charge of the situation so that the Group manages it on a concerted groupwide basis.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2013

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

(b)	Credit risk

i)	Credit risk management

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s receivables from customers and investment securities. The Group’s credit risk management encompasses all areas of credit that may result in potential economic loss, including not just transactions that are recorded on balance sheets, but also off-balance-sheet transactions such as guarantees, loan commitments and derivatives transactions.

ii)	Maximum exposure to credit risk

The Group’s maximum exposure to credit risk without taking account of any collateral held or other credit enhancements as of March 31, 2013 and December 31, 2012 are as follows:

		2013	2012
Due from banks and loans(*1)(*6)	￦	215,270,075	210,798,818
Banks		10,994,930	11,126,062
Retail		82,535,077	82,924,718
Government		11,473,666	7,597,140
Corporate		93,844,422	92,082,201
Card receivable		16,421,980	17,068,697
Trading assets		14,383,157	14,277,000
Financial assets designated at FVTPL(*3)		1,660,844	1,325,646
AFS financial assets(*4)		29,834,603	31,371,415
HTM financial assets(*5)		11,323,909	11,659,682
Derivative assets		1,882,479	2,170,765
Other financial assets(*1)(*2)		13,696,189	9,563,182
Financial guarantee contracts		2,459,501	2,895,878
Loan commitments and other liabilities for credit		73,665,859	72,383,494

	￦	364,176,616	356,445,880

(*1)	The maximum exposure amounts for due from banks, loans and other financial assets are recorded as net of allowances.
(*2)	Comprise of account receivables, accrued income, guarantee deposits, domestic exchange settlement debit and suspense payments, etc.
(*3)	FVTPL : fair value through profit or loss
(*4)	AFS : available-for-sale
(*5)	HTM : held-to-maturity
(*6)	Due from banks and loans were classified as similar credit risk group in calculating equity capital ratio under New Basel Capital Accord (Basel II).

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2013

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

iii)	Due from banks and loans by past due or impairment

Due from banks and loans as of March 31, 2013 and December 31, 2012 are as follows:

		2013
		Banks	Retail	Government	Corporate	Card	Total
Neither past due nor impaired	￦	11,001,719	81,771,959	11,476,567	93,498,057	15,899,740	213,648,042
Past due but not impaired		—	706,140	195	331,892	715,962	1,754,189
Impaired		—	512,348	—	1,796,466	550,994	2,859,808

		11,001,719	82,990,447	11,476,762	95,626,415	17,166,696	218,262,039
Less : allowance		(6,789)	(455,370)	(3,096)	(1,781,993)	(744,716)	(2,991,964)

	￦	10,994,930	82,535,077	11,473,666	93,844,422	16,421,980	215,270,075

		2012
		Banks	Retail	Government	Corporate	Card	Total
Neither past due nor impaired	￦	11,133,953	82,394,666	7,600,456	91,566,121	16,539,121	209,234,317
Past due but not impaired		116	438,505	378	496,409	739,736	1,675,144
Impaired		—	478,247	—	1,682,164	533,902	2,694,313

		11,134,069	83,311,418	7,600,834	93,744,694	17,812,759	213,603,774
Less : allowance		(8,007)	(386,700)	(3,694)	(1,662,493)	(744,062)	(2,804,956)

	￦	11,126,062	82,924,718	7,597,140	92,082,201	17,068,697	210,798,818

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2013

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

Credit quality of due from banks and loans, net of allowance, that are neither past due nor impaired as of March 31, 2013 and December 31, 2012 are as follows:

		2013
		Banks	Retail	Government	Corporate	Card	Total
Grade 1(*1)	￦	11,001,628	78,972,685	11,473,902	56,267,668	14,734,080	172,449,963
Grade 2(*1)		91	2,799,274	2,665	37,230,389	1,165,660	41,198,079

		11,001,719	81,771,959	11,476,567	93,498,057	15,899,740	213,648,042
Less : allowance		(6,789)	(136,035)	(3,094)	(1,036,470)	(312,630)	(1,495,018)

	￦	10,994,930	81,635,924	11,473,473	92,461,587	15,587,110	212,153,024

Mitigation of credit risk due to collateral(*2)	￦	124,104	54,996,996	448	43,748,440	5,578	98,875,566

		2012
		Banks	Retail	Government	Corporate	Card	Total
Grade 1(*1)	￦	11,133,867	79,418,408	7,597,923	54,695,773	15,186,242	168,032,213
Grade 2(*1)		86	2,976,258	2,533	36,870,348	1,352,879	41,202,104

		11,133,953	82,394,666	7,600,456	91,566,121	16,539,121	209,234,317
Less : allowance		(8,007)	(141,665)	(3,690)	(1,070,707)	(321,865)	(1,545,934)

	￦	11,125,946	82,253,001	7,596,766	90,495,414	16,217,256	207,688,383

Mitigation of credit risk due to collateral(*2)	￦	124,104	55,043,349	388	41,733,524	5,529	96,906,894

(*1)	Credit quality of due from banks and loans was classified based on the internal credit rating.
(*2)	The Group holds collateral against due from banks and loans to customers in the form of mortgage interests over property, other registered securities over assets, and guarantees. Estimates of quantification of the extent to which collateral mitigate credit risk are based on the fair value of collateral.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2013

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

Aging analyses of due from banks and loans, net of allowance, that are past due but not impaired as of March 31, 2013 and December 31, 2012 are as follows:

		2013
		Retail	Government	Corporate	Card	Total
Less than 30 days	￦	587,653	195	222,002	620,921	1,430,771
31~60 days		64,128	—	56,707	63,358	184,193
61~90 days		53,611	—	30,418	31,683	115,712
More than 90 days		748	—	22,765	—	23,513

		706,140	195	331,892	715,962	1,754,189
Less : allowance		(27,131)	(2)	(18,904)	(91,651)	(137,688)

	￦	679,009	193	312,988	624,311	1,616,501

Mitigation of credit risk due to collateral(*)	￦	387,952	33	124,861	80	512,926

		2012
		Banks	Retail	Government	Corporate	Card	Total
Less than 30 days	￦	116	351,806	378	360,946	636,595	1,349,841
31~60 days		—	53,263	—	59,230	65,267	177,760
61~90 days		—	32,021	—	58,400	37,874	128,295
More than 90 days		—	1,415	—	17,833	—	19,248

		116	438,505	378	496,409	739,736	1,675,144
Less : allowance		—	(20,078)	(3)	(25,601)	(93,680)	(139,362)

	￦	116	418,427	375	470,808	646,056	1,535,782

Mitigation of credit risk due to collateral(*)	￦	—	266,454	44	271,123	22	537,643

(*)	The Group holds collateral against due from banks and loans to customers in the form of mortgage interests over property, other registered securities over assets, and guarantees. Estimates of quantification of the extent to which collateral mitigate credit risk are based on the fair value of collateral.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2013

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

Mitigation of credit risk due to the collateral of impaired due from banks and loans, net of allowance, as of March 31, 2013 and December 31, 2012 are as follows:

	2013
	Retail		Corporate	Card	Total
Impaired loans	￦	512,348	1,796,466	550,994	2,859,808
Less : allowance		(292,204)	(726,619)	(340,435)	(1,359,258)

	￦	220,144	1,069,847	210,559	1,500,550

Mitigation of credit risk due to collateral	￦	149,793	666,002	6	815,801

	2012
	Retail		Corporate	Card	Total
Impaired loans	￦	478,247	1,682,164	533,902	2,694,313
Less : allowance		(224,957)	(566,185)	(328,517)	(1,119,659)

	￦	253,290	1,115,979	205,385	1,574,654

Mitigation of credit risk due to collateral (*)	￦	124,546	606,059	6	730,611

iv)	Credit rating

Credit rating of debt securities as of March 31, 2013 and December 31, 2012 are as follows:

	2013
	Trading assets		Financial assets designated at fair value through profit or loss	Available-for- sale financial assets	Held-to- maturity financial assets	Total
AAA	￦	6,299,607	342,274	18,283,183	8,890,245	33,815,309
AA- to AA+		3,979,523	214,602	5,966,767	1,849,498	12,010,390
A- to A+		2,584,958	605,509	3,047,357	283,305	6,521,129
BBB- to BBB+		831,088	360,474	1,403,261	19	2,594,842
Lower than BBB-		53,809	—	299,875	39,499	393,183
Unrated		140,454	137,985	834,160	261,343	1,373,942

	￦	13,889,439	1,660,844	29,834,603	11,323,909	56,708,795

	2012
	Trading assets		Financial assets designated at fair value through profit or loss	Available-for- sale financial assets	Held-to- maturity financial assets	Total
AAA	￦	4,376,337	177,567	19,868,860	9,594,512	34,017,276
AA- to AA+		4,601,391	131,845	5,923,292	1,411,353	12,067,881
A- to A+		3,376,639	527,359	3,175,284	293,422	7,372,704
BBB- to BBB+		1,243,112	350,891	1,419,647	19	3,013,669
Lower than BBB-		62,542	—	246,909	26,337	335,788
Unrated		179,050	137,984	737,424	334,039	1,388,497

	￦	13,839,071	1,325,646	31,371,416	11,659,682	58,195,815

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2013

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

The credit qualities of securities (debt securities) according to the credit ratings by external rating agencies are as follows:

	KIS (*1)	KR (*2)	S&P	Fitch	Moody’s
AAA	—	—	AAA	AAA	Aaa
AA- to AA+	AAA	AAA	AA- to AA+	AA- to AA+	Aa3 to Aa1
A- to A+	AA- to AA+	AA- to AA+	A- to A+	A- to A+	A3 to A1
BBB- to BBB+	BBB- to A	BBB- to A	BBB- to BBB+	BBB- to BBB+	Baa3 to Baa1
Lower than BBB-	Lower than BBB-	Lower than BBB-	Lower than BBB-	Lower than BBB-	Lower than Baa3
Unrated	Unrated	Unrated	Unrated	Unrated	Unrated

(*1)	KIS : Korea Investors Service
(*2)	KR : Korea Ratings

Credit status of debt securities as of March 31, 2013 and December 31, 2012 are as follows:

		2013	2012
Neither past due nor impaired	￦	56,656,292	58,164,862
Impaired		52,503	30,953

	￦	56,708,795	58,195,815

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2013

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

v)	Concentration by industry sector

An analysis of concentration by industry sector of due from banks and loans, net of allowance, as of March 31, 2013 and December 31, 2012 are as follows:

			2013
			Finance and insurance	Manu facturing	Retail and wholesale	Real estate and service	Other	Retail customers	Total
Due from banks and loans	Banks	￦	9,776,522	4,999	—	115,546	1,097,863	—	10,994,930
	Retail		—	—	—	—	—	82,535,077	82,535,077
	Government		11,236,659	—	126	34	236,847	—	11,473,666
	Corporate		2,691,944	33,308,465	12,178,982	17,088,905	28,576,126	—	93,844,422
	Card		34,849	128,046	130,957	27,886	595,489	15,504,753	16,421,980

			23,739,974	33,441,510	12,310,065	17,232,371	30,506,325	98,039,830	215,270,075

Trading assets			8,433,191	649,100	169,704	1,252,212	3,878,951	—	14,383,158
Financial assets designated at FVTPL(*1)			983,659	72,690	10,499	127,301	466,695	—	1,660,844
AFS financial assets(*2)			19,790,198	1,070,702	172,831	980,693	7,820,179	—	29,834,603
HTM financial assets(*3)			3,544,057	10,472	—	652,087	7,117,293	—	11,323,909

		￦	56,491,079	35,244,474	12,663,099	20,244,664	49,789,443	98,039,830	272,472,589

			2012
			Finance and insurance	Manu- facturing	Retail and wholesale	Real estate and service	Other	Retail customers	Total
Due from banks and loans	Banks	￦	10,090,348	—	—	120,696	915,026	—	11,126,070
	Retail		—	—	—	—	—	82,924,708	82,924,708
	Government		7,304,220	6	132	39	292,743	—	7,597,140
	Corporate		3,078,782	32,595,013	11,630,765	16,625,570	28,152,056	—	92,082,186
	Card		46,493	127,504	140,127	25,846	610,321	16,118,406	17,068,697

			20,519,843	32,722,523	11,771,024	16,772,151	29,970,146	99,043,114	210,798,801

Trading assets			9,204,943	1,185,807	532,840	1,189,942	2,163,467	—	14,276,999
Financial assets designated at FVTPL(*1)			817,997	112,852	10,371	123,632	260,794	—	1,325,646
AFS financial assets(*2)			20,369,556	1,193,095	229,618	1,040,793	8,538,353	—	31,371,415
HTM financial assets(*3)			3,803,177	10,005	—	694,149	7,152,351	—	11,659,682

		￦	54,715,516	35,224,282	12,543,853	19,820,667	48,085,111	99,043,114	269,432,543

(*1)	FVTPL : fair value through profit or loss
(*2)	AFS : available-for-sale
(*3)	HTM : held-to-maturity

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2013

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

(c)	Market risk

Market risk from trading positions is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Group’s income or the value of its holdings of financial instruments.

Interest rate risk from non- trading positions is the risk of loss resulting from interest rate fluctuations that adversely affect the financial condition and results of operations of the Group and affects the earnings and the economic value of net assets of the Group.

Foreign exchange risk arises because of the Group’s assets and liabilities which are denominated in currencies other than the Won.

i)	Market risk management from trading positions

Trading activities are to realize short-term trading profits in debt and stock markets and foreign exchange markets based on short-term forecast of changes in market situation and profits from arbitrage transactions in derivatives such as swap, forward, futures and option transactions. The Group manages market risk related to its trading positions using VaR, market value-based tool.

An analysis of market risk for trading positions of the major subsidiaries as of and for the three month period ended March 31, 2013 and the year ended December 31, 2012 are as follows:

i-1) Shinhan Bank

An analysis of the ten-day 99.9% confidence level-based VaR for managing market risk for trading positions of Shinhan Bank as of and for the three month period ended March 31, 2013 and the year ended December 31, 2012 are as follows:

		2013
		Average	Maximum	Minimum	At March 31
Interest rate	￦	16,703	19,066	14,413	17,127
Equities		6,685	13,250	4,508	6,562
Foreign exchange		45,363	50,933	41,603	42,924
Option volatility		272	335	225	335
Portfolio diversification		(22,411)	(31,956)	(19,891)	(20,159)

	￦	46,612	51,628	40,858	46,789

		2012
		Average	Maximum	Minimum	At December 31
Interest rate	￦	24,085	32,036	19,817	19,817
Equities		26,476	41,920	11,085	12,247
Foreign exchange		79,449	95,661	49,583	55,243
Option volatility		257	897	95	251
Portfolio diversification		(60,274)	(80,989)	(37,435)	(38,967)

	￦	69,993	89,525	43,145	48,591

(*)	Includes both trading and non-trading accounts as Shinhan Bank manages foreign exchange risk on a total position basis.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2013

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

i-2) Shinhan Card

An analysis of Shinhan Card’s requisite capital in light of the market risk for trading positions as of and for the three month period ended March 31, 2013 and the year ended December 31, 2012, based on the standard guidelines for risk management promulgated by the Financial Supervisory Service, is as follows:

		2013
		Average	Maximum	Minimum	At March 31
Interest rate	￦	250	500	250	250
Foreign exchange		43,354	43,545	43,235	43,235
	￦	43,604	44,045	43,485	43,485

		2012
		Average	Maximum	Minimum	At December 31
Interest rate	￦	358	900	250	500
Foreign exchange		35,291	40,972	32,313	36,905
	￦	35,649	41,872	32,563	37,405

(*)	The Group has been exposed to only foreign exchange rate risk of foreign currency equity securities for the purpose of non-trading because the Shinhan Card hedges all cash flow of foreign currency liabilities by currency rate swap.

i-3) Shinhan Investment

An analysis of the ten-day 99.9% confidence level-based VaR for managing market risk for trading positions of Shinhan Investment as of and for the three month period ended March 31, 2013 and the year ended December 31, 2012 are as follows:

		2013
		Average	Maximum	Minimum	At March 31
Interest rate	￦	8,775	14,630	4,776	10,246
Equities		8,139	12,672	3,947	6,331
Foreign exchange		1,425	7,524	116	756
Option volatility		997	1,178	790	941
Portfolio diversification		(10,253)	(16,705)	(6,600)	(12,104)

	￦	9,083	19,299	3,029	6,170

		2012
		Average	Maximum	Minimum	At December 31
Interest rate	￦	9,102	15,797	2,532	3,467
Equities		2,790	8,816	882	8,620
Foreign exchange		2,779	10,825	90	1,292
Option volatility		4,465	11,866	237	736
Portfolio diversification		(10,253)	(20,771)	(3,036)	(6,875)

	￦	8,883	26,533	705	7,240

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2013

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

i-4) Shinhan Life Insurance

An analysis of the ten-day 99.9% confidence level-based VaR for managing market risk for trading positions of Shinhan Life Insurance as of and for the three month period ended March 31, 2013 and the year ended December 31, 2012 are as follows:

		2013
		Average	Maximum	Minimum	At March 31
Interest rate	￦	1,278	1,309	1,236	1,236
Equities		796	988	591	591
Foreign exchange		42	50	28	48

	￦	2,116	2,347	1,855	1,875

		2012
		Average	Maximum	Minimum	At December 31
Interest rate	￦	826	1,333	197	958
Equities		750	947	499	947
Foreign exchange		216	253	136	135

	￦	1,792	2,533	832	2,040

ii)	Interest rate risk management from non-trading positions

Principal market risk from non-trading activities of the Group is interest rate risk, which affects the Group’s earnings and the economic value of the Group’s net assets:

•	Earnings: interest rate fluctuations have an effect on the Group’s net interest income by affecting its interest-sensitive operating income and expenses and EaR (Earnings at Risk) is a commonly used risk management technique.

•	Economic value of net assets: interest rate fluctuations influence the Group’s net worth by affecting the present value of cash flows from the assets, liabilities and other transactions of the Group and VaR is a commonly used risk management technique.

Accordingly, the Group measures and manages interest rate risk for non-trading activities by taking into account effects of interest rate changes on both its income and net asset value.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2013

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

Non-trading positions for interest rate VaR and EaR as of March 31, 2013 and December 31, 2012 are as follows:

ii-1) Shinhan Bank

		2013	2012
VaR	￦	770,331	841,157
EaR		325,239	249,567

ii-2) Shinhan Card

		2013	2012
VaR	￦	305,392	338,930
EaR		8,651	29,318

ii-3) Shinhan Investment

		2013	2012
VaR	￦	22,907	26,289
EaR		132,360	107,733

ii-4) Shinhan Life Insurance

		2013	2012
VaR	￦	202,645	126,359
EaR		25,192	28,705

(*)	Interest rate VaR and EaR represent the maximum amounts by which net assets and net interest income, respectively, may decrease or increase as of the end of the reporting period and have been computed based on the standardized guidelines proposed by the Basel Committee.

iii)	Foreign exchange risk

The Group manages foreign exchange risk on an overall position basis, including its overseas branches, by covering all of its foreign exchange spot and forward positions in both trading and non-trading accounts.

The management of Shinhan Bank’s foreign exchange position is centralized at the FX & Derivatives Department. Dealers in the FX & Derivatives Department manage Shinhan Bank’s overall position within the set limits through spot trading, forward contracts, currency options, futures and swaps and foreign exchange swaps. Shinhan Bank sets a limit for net open positions by currency and the limits for currencies other than the U.S. dollars, Japanese yen, Euros and Chinese yuan are set in order to minimize other foreign exchange trading.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2013

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

(d)	Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset.

Each subsidiary seeks to minimize liquidity risk through early detection of risk factors related to the sourcing and managing of funding that may cause volatility in liquidity and by ensuring that it maintains an appropriate level of liquidity through systematic management. At the groupwide level, the Group manages liquidity risk by conducting monthly stress tests that compare liquidity requirements under normal situations against those under three types of stress situations, namely, the group-specific internal crisis, crisis in the external market and a combination of internal and external crisis. In addition, in order to preemptively and comprehensively manage liquidity risk, the Group measure and monitor liquidity risk management using various indices, including the “limit management index”, “early warning index” and “monitoring index”.

Contractual maturities for financial instruments including cash flows of principal and interest and off balance as of March 31, 2013 and December 31, 2012 are as follows:

		2013
		Less than 1 month	1~3 months	3~6 months	6 months~ 1 year	1~5 years	More than 5 years	Total
Non-derivatives:
Liabilities
Deposits(*2)	￦	71,435,323	13,765,979	16,150,489	67,898,028	11,062,059	2,719,880	183,031,758
Trading liabilities(*3)		763,545	—	—	—	—	—	763,545
Borrowings		11,560,696	2,445,632	2,118,574	1,360,843	4,927,646	826,384	23,239,775
Debt securities issued		1,369,903	2,295,770	2,944,922	6,339,639	25,783,924	4,676,328	43,410,486
Financial liabilities designated at fair value through profit or loss		147,524	208,806	171,170	662,644	3,420,224	156,328	4,766,696
Other financial liabilities		21,454,068	104,799	150,174	164,208	476,002	85,717	22,434,968

	￦	106,731,059	18,820,986	21,535,329	76,425,362	45,669,855	8,464,637	277,647,228

Off balance(*4)
Financial guarantee contracts	￦	2,895,878	—	—	—	—	—	2,895,878
Loan commitments and others		72,200,742	—	—	—	—	—	72,200,742

	￦	75,096,620	—	—	—	—	—	75,096,620

Derivatives:
Cash inflow	￦	1,773,400	292,415	181,373	590,025	2,094,228	681,392	5,612,833
Cash outflow		1,565,833	98,918	159,174	589,416	1,874,480	387,373	4,675,194

	￦	207,567	193,497	22,199	609	219,748	294,019	937,639

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2013

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

		2012
		Less than 1 month	1~3 months	3~6 months	6 months~ 1 year	1~5 years	More than 5 years	Total
Non-derivatives:
Liabilities
Deposits(*2)	￦	70,081,054	19,834,349	17,568,677	58,212,569	11,138,795	2,655,637	179,491,081
Trading liabilities(*3)		1,370,723	—	—	—	—	—	1,370,723
Borrowings		9,332,637	2,085,094	1,390,841	1,416,346	4,719,507	892,355	19,836,780
Debt securities issued		1,068,555	1,949,034	2,922,035	6,558,938	27,084,263	4,321,377	43,904,202
Financial liabilities designated at fair value through profit or loss		85,260	173,289	296,974	495,799	3,617,151	153,724	4,822,197
Other financial liabilities		17,944,895	50,675	38,652	160,998	434,581	66,282	18,696,083

	￦	99,883,124	24,092,441	22,217,179	66,844,650	46,994,297	8,089,375	268,121,066

Off balance(*4)
Finance guarantee contracts	￦	2,895,878	—	—	—	—	—	2,895,878
Loan commitments and other		72,200,742	—	—	—	—	—	72,200,742

	￦	75,096,620	—	—	—	—	—	75,096,620

Derivatives:
Cash inflow	￦	2,024,108	373,602	161,696	571,717	2,137,068	631,768	5,899,959
Cash outflow		1,761,438	100,083	167,306	569,682	1,939,458	375,361	4,913,328

	￦	262,670	273,519	(5,610)	2,035	197,610	256,407	986,631

(*1)	These amounts include cash flows of principal and interest on financial assets and financial liabilities.
(*2)	Demand deposits amounting to ￦54,504,331 million and ￦52,171,149 million as of March 31, 2013 and December 31, 2012 are included in the ‘Less than 1 month’ category, respectively.
(*3)	Trading liabilities were included in the ‘Less than 1 month’ category.
(*4)	Financial guarantees such as financial guarantee contracts and loan commitments and others provided by the Group are classified based on the earliest date at which the Group should fulfill the obligation under the guarantee when the counter party requests payment.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2013

(Unaudited)

4.	Financial risk management (continued)

(e)	Capital risk management

The controlling company, controlling banks or other financial institutions conducting banking business as prescribed in the Financial Holding Company Act, is required to maintain a minimum consolidated equity capital ratio of 8.0%. “Consolidated equity capital ratio” is defined as the ratio of equity capital as a percentage of risk-weighted assets on a consolidated basis, determined in accordance with the Financial Services Commission requirements that have been formulated based on Bank of International Settlement standards. “Equity capital”, as applicable to bank holding companies, is defined as the sum of Tier I capital (including capital stock, retained earnings, etc.) and Tier II capital (including qualifying subordinated liabilities, etc.) less any deductible items (including goodwill, income tax assets, etc.), each as defined under the Regulation on the Supervision of Financial Holding Companies. “Risk-weighted assets” is defined as the sum of credit risk-weighted assets and market risk-weighted assets.

The capital adequacy ratio as of March 31, 2013 were 12.68%.

(f)	Measurement of fair value

Fair values, which the Group primarily uses for the measurement of financial instruments, are the published price quotations based on market prices or dealer price quotations of financial instruments traded in an active market where available.

If the market for a financial instrument is not active, fair value is determined either by using a valuation technique or independent third-party valuation service. Valuation techniques include using recent arm’s length market transactions between knowledgeable, willing parties, if available, referencing to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models.

For example, fair value of interest rate swaps and currency forwards were calculated discounted cash flow analysis method and exchange forward rate method.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2013

(Unaudited)

4.	Financial risk management (continued)

i)	Financial instruments measured at amortized cost

The method of measuring the fair value of financial instruments measured at amortized cost is as follows:

Type	Measurement methods of fair value
Cash and due from banks	The book amount and the fair value for cash are identical and the most of deposits are floating interest rate deposit or the next day deposit of a short-term instrument. For this reason, the book value approximates fair value.

Loans	The fair value of the loans is measured by discounting the expected cash flow at the market interest rate and credit risk, etc.

Held-to-maturity financial assets	The fair value of held-to-maturity financial assets is determined by applying the lesser of two quoted bond prices provided by two bond pricing agencies as of the latest trading date

Deposits and borrowings	The book amount and the fair value for demand deposits, cash management account deposits, call money as short-term instrument are identical. The fair value of others is measured by discounting the contractual cash flow at the market interest rate that takes into account the residual risk.

Debt securities issued	The fair value of deposits and borrowings is based on the published price quotations in an active market. In case there is no data for an active market price, it is measured by discounting the contractual cash flow at the market interest rate that takes into account the residual risk.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2013

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

The book value and the fair value of financial instruments measured at amortized cost as of March 31, 2013 and December 31, 2012 are as follows:

		2013		2012
		Book value	Fair value	Book value	Fair value
Assets
Cash and due from banks
Cash and cash equivalent	￦	2,619,883	2,619,883	2,999,624	2,999,624
Due from Banks		14,139,745	14,139,745	10,507,625	10,507,625
Loans
Household loans		74,128,137	75,076,628	74,345,933	74,746,888
Corporate loans		103,402,025	104,893,913	101,253,071	102,444,972
Public and other		3,036,585	3,064,237	3,097,430	3,116,192
Loans to bank		4,140,469	4,142,988	4,525,531	4,542,843
Card receivables		16,420,566	16,949,539	17,066,671	17,374,025
Held-to-maturity financial assets
Government bonds		5,667,373	6,091,036	5,717,180	6,107,915
Financial institutions bonds		1,606,496	1,671,950	1,700,583	1,757,653
Corporate bonds and others		4,050,040	4,265,371	4,241,919	4,418,585
Other financial assets		13,696,189	13,756,904	9,563,182	9,627,212

	￦	242,907,508	246,672,212	235,018,749	237,643,534

Liabilities
Deposits
Demand deposits	￦	54,472,539	54,472,539	52,168,599	52,168,599
Time deposits		114,635,302	114,983,937	111,021,657	111,288,201
Negotiable certificates of deposits		1,647,501	1,679,383	1,303,683	1,333,871
Note discount deposits		2,650,172	2,649,971	3,013,376	3,013,147
CMA		1,428,800	1,428,800	1,626,061	1,626,061
Others		1,004,985	1,005,117	4,162,326	4,162,466
Borrowings
Call money		3,250,200	3,250,200	1,088,535	1,088,535
Bill sold		52,640	52,377	55,397	55,023
Bonds sold under repurchase agreements		6,512,704	6,512,703	5,189,539	5,189,537
Borrowings		12,934,078	13,041,020	13,046,997	13,111,016
Due to Bank of Korea in foreign currency		147,717	147,797	156,150	156,151
Debt securities issued
Debt securities issued in won		31,933,097	32,671,718	32,547,199	33,350,801
Debt securities issued in foreign currency		6,616,644	6,767,512	6,291,268	6,523,753
Other financial liabilities		22,220,176	22,188,794	18,577,398	18,579,289

	￦	259,506,555	260,851,868	250,248,185	251,646,450

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2013

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

ii)	Financial instruments measured at the fair value

The Group classifies and discloses fair value of the financial instruments into the following three-level hierarchy:

•	Level 1: Financial instruments measured at quoted prices from active markets are classified as fair value level 1.

•	Level 2: Financial instruments measured using valuation techniques where all significant inputs are observable market data are classified as level 2.

•	Level 3: Financial instruments measured using valuation techniques where one or more significant inputs are not based on observable market data are classified as level 3.

The table below analyzes financial instruments measured at the fair value as of March 31, 2013 and December 31, 2012 by the level in the fair value hierarchy into which the fair value measurement is categorized:

		2013
		Level 1	Level 2	Level 3	Total
Assets
Trading assets	￦	5,843,500	12,359,493	347,806	18,550,799
Financial assets designated at fair value through profit or loss		402,520	1,880,723	821,439	3,104,682
Derivative assets		25,030	1,581,417	276,032	1,882,479
Available-for-sale financial assets		9,453,938	23,475,516	1,961,301	34,890,755

	￦	15,724,988	39,297,149	3,406,578	58,428,715

Liabilities
Trading liabilities	￦	763,545	—	—	763,545
Financial liabilities designated at fair value through profit or loss		67,701	23,576	4,675,421	4,766,698
Derivative liabilities		26,581	1,452,596	184,772	1,663,949

	￦	857,827	1,476,172	4,860,193	7,194,192

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2013

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

		2012
		Level 1	Level 2	Level 3	Total
Assets
Trading assets	￦	3,784,203	12,692,601	177,451	16,654,255
Financial assets designated at fair value through profit or loss		219,828	1,629,645	692,860	2,542,333
Derivative assets		25,315	1,800,256	345,194	2,170,765
Available-for-sale financial assets		10,146,862	23,562,329	2,574,727	36,283,918

	￦	14,176,208	39,684,831	3,790,232	57,651,271

Liabilities
Trading liabilities	￦	1,370,723	—	—	1,370,723
Financial liabilities designated at fair value through profit or loss		—	563,998	4,258,199	4,822,197
Derivative liabilities		21,286	1,621,254	261,504	1,904,044

	￦	1,392,009	2,185,252	4,519,703	8,096,964

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2013

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

(g)	Offsetting financial assets and financial liabilities

(i)	Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements

		2013
		Gross amounts of recognized financial assets	Gross amounts of recognized financial liabilities set off in the statement of financial position	Net amounts of financial assets presented in the statement of financial position
Derivatives	￦	9,872,003	—	9,872,003
Bonds purchased under repurchase agreements		10,946,761	—	10,946,761
Securities loaned		184,598	—	184,598
Domestic exchange settlement debit		15,752,361	14,680,122	1,072,239
Other financial instruments		903,420	831,292	72,128

	￦	37,659,143	15,511,414	22,147,729

		Related amounts not set off in the statement of financial position
		Financial instruments		Cash collateral received	Net amount
Derivatives	￦		9,185,083	21,049	665,871
Bonds purchased under repurchase agreements			10,488,741	—	458,020
Securities loaned			179,458	—	5,140
Domestic exchange settlement debit			—	—	1,072,239
Other financial instruments			1,007	—	71,121

	￦	￦	19,854,289	21,049	2,272,391

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2013

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

(ii)	Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements as of March 31, 2013 are as follows :

		2013
		Gross amounts of recognized financial liabilities(a)	Gross amounts of recognized financial assets set off in the statement of financial position	Net amounts of financial liabilities presented in the statement of financial position
Derivatives	￦	9,555,238	—	9,555,238
Reverse repurchase, securities lending and similar agreements		6,483,442	—	6,483,442
Securities borrowed		313,858	—	313,858
Domestic exchange settlement pending		16,623,148	14,680,122	1,943,026
Other financial instruments		851,469	831,292	20,177

	￦	33,827,155	15,511,414	18,315,741

		Related amounts not set off in the statement of financial position
		Financial instruments	Cash collateral received	Net amount
Derivatives	￦	9,132,260	—	422,978
Reverse repurchase, securities lending and similar agreements		6,483,442	—	—
Securities borrowed		313,858	—	—
Domestic exchange settlement pending		1,943,026	—	—
Other financial instruments		1,007	—	19,170

	￦	17,873,593	—	442,148

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2013

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

(h)	Classification by categories of financial instruments

Financial assets and liabilities are measured at fair value or amortized cost. The financial instruments measured at fair value or amortized costs are measured in accordance with the Group’s valuation methodologies, which are described in Note 4.(f) Measurement of fair value.

The carrying amounts of each category of financial assets and financial liabilities as March 31, 2013 and December 31, 2012 are as follows:

		2013
		Trading	FVTPL assets(*1)	AFS(*2)	HTM(*3)	Loans and receivable	Derivatives held for hedging	Total
Assets :
Cash and due from banks	￦	—	—	—	—	16,759,628	—	16,759,628
Trading assets		18,550,799	—	—	—	—	—	18,550,799
Financial assets designated at FVTPL(*1)		—	3,104,682	—	—	—	—	3,104,682
Derivatives		1,615,368	—	—	—	—	267,111	1,882,479
Loans		—	—	—	—	201,127,783	—	201,127,783
AFS financial assets(*2)		—	—	34,890,755	—	—	—	34,890,755
HTM financial assets(*3)		—	—	—	11,323,909	—	—	11,323,909
Other		—	—	—	—	13,696,189	—	13,696,189

	￦	20,166,167	3,104,682	34,890,755	11,323,909	231,583,600	267,111	301,336,224

		2013
		Trading	FVTPL liabilities(*1)	Amortized cost	Derivatives held for hedging	Total
Liabilities :
Deposits	￦	—	—	175,839,299	—	175,839,299
Trading liabilities		763,545	—	—	—	763,545
Financial liabilities designated at FVTPL(*1)		—	4,766,698	—	—	4,766,698
Derivatives		1,523,634	—	—	140,315	1,663,949
Borrowings		—	—	22,897,339	—	22,897,339
Debt securities issued		—	—	38,549,741	—	38,549,741
Other		—	—	22,220,177	—	22,220,177

	￦	2,287,179	4,766,698	259,506,556	140,315	266,700,748

(*1)	FVTPL : Fair value through profit of loss
(*2)	AFS : Available-for-sale
(*3)	HTM : Held-to-maturity

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2013

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

		2012
		Trading	FVTPL assets(*1)	AFS(*2)	HTM(*3)	Loans and receivable	Derivatives held for hedging	Total
Assets :
Cash and due from banks	￦	—	—	—	—	13,507,249	—	13,507,249
Trading assets		16,654,255	—	—	—	—	—	16,654,255
Financial assets designated at FVTPL(*1)		—	2,542,333	—	—	—	—	2,542,333
Derivatives		1,901,727	—	—	—	—	269,038	2,170,765
Loans		—	—	—	—	200,288,636	—	200,288,636
AFS financial assets(*2)		—	—	36,283,918	—	—	—	36,283,918
HTM financial assets(*3)		—	—	—	11,659,682	—	—	11,659,682
Other		—	—	—	—	9,563,182	—	9,563,182

	￦	18,555,982	2,542,333	36,283,918	11,659,682	223,359,067	269,038	292,670,020

		2012
		Trading	FVTPL liabilities(*1)	Amortized cost	Derivatives held for hedging	Total
Liabilities :
Deposits	￦	—	—	173,295,702	—	173,295,702
Trading liabilities		1,370,723	—	—	—	1,370,723
Financial liabilities designated at FVTPL(*1)		—	4,822,197	—	—	4,822,197
Derivatives		1,713,410	—	—	190,634	1,904,044
Borrowings		—	—	19,518,040	—	19,518,040
Debt securities issued		—	—	38,838,467	—	38,838,467
Other		—	—	18,637,118	—	18,637,118

	￦	3,084,133	4,822,197	250,289,327	190,634	258,386,291

(*1)	FVTPL : Fair value through profit of loss
(*2)	AFS : Available-for-sale
(*3)	HTM : Held-to-maturity

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2013

(Unaudited)

(In millions of won)

5.	Business combinations

(a)	Aquisition of Yehanbyoul Saving Bank

On January 11, 2013, Shinhan Financial Group has signed a share purchase agreement with Korea Deposit Insurance Corporation (KDIC) for the acquisition of Yehanbyoul Savings Bank (payment for acquisition is ￦45,296 million) which was established acquiring certain assets and liabilities of Jinheung Savings Bank by KDIC.

On January 31, 2013, Yehanbyoul Savings Bank was incorporated in Shinhan Financial Group as a direct subsidiary subject to the approval of Financial Services Commission.

On April 1, 2013, Shinhan Savings Bank and Yehanbyoul Savings Bank merged into a single entity, with Yehanbyoul Savings Bank being the surviving entity and the newly merged bank named Shinhan Savings Bank.

(b)	Assets acquired and liabilities assumed from the business combination were as follows:

		Amount
Assets :
Cash and due from banks	￦	907,174
Trading assets		14,813
Available-for-sale financial assets		25,945
Loans		133,663
Property and equipment, net		685
Other assets		5,614

		1,087,894

Liabilities :		1,023,195
Deposits		31,392
Other liabilities		1,054,587

	￦	33,307

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2013

(Unaudited)

(In millions of won)

5.	Business combinations (continued)

(c)	Comprehensive income of the business acquired from the date of acquisition to March 31, 2013 were as follows :

		Amount
Operating loss	￦	(12,973)

Net interest income		(9)
Interest income		6,484
Interest expense		(6,493)
Net fees and commission income		(330)
Fees and commission income		1
Fees and commission expense		(331)
Dividend income		190
Net trading income		79
Net gain on sale of available-for-sale financial assets		336
Impairment losses on financial assets		(9,036)
General and administrative expenses		(3,509)
Net other operating expenses		(694)
Other non-operating income(loss), net		(242)

Loss before income taxes		(13,215)

Income tax expense		—

Net profit for the period		(13,215)

Other comprehensive loss for the period, net of income tax		(600)
Net change in unrealized fair value of available-for-sale financial assets		(600)

Total comprehensive income for the period		(13,815)

(d)	Goodwill

The Group recognized ￦11,989 millions of goodwill from the business combination.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2013

(Unaudited)

(In millions of won)

6.	Operating segments

(a)	Segment information

The general descriptions by operating segments as of March 31, 2013 are as follows:

Description
Banking	Retail banking	Loans to or deposits from individual customers, wealth management customers, and institutions such as hospitals, airports and schools
	Corporate and investment banking	Loans to or deposits from corporations including small or medium sized companies and business related to investment banking
	International group	Internal asset and liability management, trading of securities and derivatives, investment portfolio management and other related business supervision on overseas subsidiaries and branch operations and other international business
	Others	Administration of bank operations
Credit card		Credit card business
Securities		Securities trading, underwriting and brokerage services
Life insurance		Life insurance and related business
Others		Leasing, assets management and other businesses

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2013

(Unaudited)

(In millions of won)

6.	Operating segments (continued)

(b)	The following table provides information of income for each operating segment for the three month periods ended March 31, 2013 and 2012.

		2013
		Banking					Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
		Retail	Corporate	International	Other	Adjustments
Net interest income(loss)	￦	569,413	228,018	64,630	223,346	2,192	342,573	60,739	146,071	(31,283)	1,191	1,606,890
Net fees and commission Income(loss)		149,969	53,805	10,232	(18,271)	435	17,321	53,144	8,340	55,115	(3,531)	326,559
Net other expense		(628,603)	(47,189)	(45,114)	(128,949)	(13,652)	(159,713)	(56,657)	(99,352)	(69,505)	(17,031)	(1,265,765)

Operating income		90,779	234,634	29,748	76,126	(11,025)	200,181	57,226	55,059	(45,673)	(19,371)	667,684

Equity method income		—	—	—	—	3,924	—	(3,220)	—	2,153	(779)	2,078
Income tax expense		18,626	47,913	6,586	17,697	(3,185)	44,322	12,692	10,837	6,989	(3,855)	158,622

Income for the period		72,415	186,718	23,964	65,965	(6,023)	160,617	47,085	40,342	(48,170)	(19,982)	522,931

Controlling interest		72,415	186,718	23,964	65,965	(6,068)	160,617	47,085	40,342	(46,915)	(62,816)	481,307

Non-controlling interest	￦	—	—	—	—	45	—	—	—	(1,255)	42,834	41,624

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2013

(Unaudited)

(In millions of won)

6.	Operating segments (continued)

		2012
		Banking					Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
		Retail	Corporate	International	Other	Adjustments
Net interest income(loss)	￦	645,217	245,964	77,553	285,485	(1,224)	350,802	55,563	137,270	(27,236)	2,115	1,771,509
Net fees and commission Income(loss)		154,328	72,838	12,265	(16,337)	(11,250)	62,319	73,865	5,703	50,873	(7,152)	397,452
Net other expense		(602,995)	(106,353)	(73,957)	150,443	(39,956)	(176,577)	(99,539)	(55,576)	(97,286)	(2,272)	(1,104,068)

Operating income		196,550	212,449	15,861	419,591	(52,430)	236,544	29,889	87,397	(73,649)	(7,309)	1,064,893

Equity method income		—	—	—	—	9,691	—	(560)	—	260	(112)	9,279
Income tax expense		45,869	57,740	5,394	107,459	(26,948)	58,102	7,542	18,588	4,219	212	278,177

Income for the period		145,336	180,122	9,540	348,615	(16,287)	186,644	23,725	65,994	(67,043)	(6,849)	869,797

Controlling interest		145,336	180,122	9,540	348,615	(16,337)	186,644	23,725	65,994	(65,775)	(50,576)	827,288

Non-controlling interest	￦	—	—	—	—	50	—	—	—	(1,268)	43,727	42,509

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2013

(Unaudited)

(In millions of won)

6.	Operating segments (continued)

(c)	The following table provides information of assets for each operating segment as of March 31, 2013 and December 31, 2012.

		2013
		Banking					Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
		Retail	Corporate	International	Other	Adjustments
Trading assets		—	5,640,948	—	3,006,087	(615,389)	50,008	8,629,878	1,056,683	782,584	—	18,550,799
Loans	￦	104,029,781	59,477,713	9,315,414	2,073,325	(1,760,822)	19,142,817	1,570,237	3,677,160	5,004,739	(1,402,581)	201,127,783
Available-for-sale financial assets		598,961	23,853,872	976,459	2,449,080	(491,373)	564,934	1,338,815	5,509,376	429,831	(339,200)	34,890,755
Held-to-maturity financial assets		—	8,326,362	424,152	—	—	—	—	2,567,890	5,505	—	11,323,909

	￦	104,628,742	97,298,895	10,716,025	7,528,492	(2,867,584)	19,757,759	11,538,930	12,811,109	6,222,659	(1,741,781)	265,893,246

		2012
		Banking					Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
		Retail	Corporate	International	Other	Adjustments
Trading assets		—	5,606,443	—	2,964,627	(576,199)	100,023	7,776,746	473,707	308,908	—	16,654,255
Loans	￦	104,015,570	58,446,332	8,975,188	2,159,127	(1,591,205)	20,156,564	1,217,660	3,581,004	4,723,211	(1,394,815)	200,288,636
Available-for-sale financial assets		607,848	25,030,962	871,999	2,664,565	(250,778)	486,540	1,455,369	5,339,775	408,824	(331,186)	36,283,918
Held-to-maturity financial assets		—	8,789,842	434,486	—	—	—	—	2,429,848	5,506	—	11,659,682

	￦	104,623,418	97,873,579	10,281,673	7,788,319	(2,418,182)	20,743,127	10,449,775	11,824,334	5,446,449	(1,726,001)	264,886,491

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2013

(Unaudited)

(In millions of won)

7.	Cash and due from banks

(a)	Restricted due from banks as of March 31, 2013 and December 31, 2012 are as follows:

		2013	2012
Deposits in won
Reserve deposits	￦	4,971,569	2,804,583
Other(*)		2,383,186	996,538

		7,354,755	3,801,121

Deposits in foreign currency		589,167	728,619

	￦	7,943,922	4,529,740

(*)	Pursuant to the Regulation on Financial Investment Business, the Group is required to deposit certain portions of customers’ deposits with the Korean Securities Finance Corporation (“KSFC”) or banks to ensure repayment of customer deposits and the deposits may not be pledged as collateral.

8.	Trading assets

Trading assets as of March 31, 2013 and December 31, 2012 are as follows:

		2013	2012
Debt securities:
Governments	￦	2,821,652	993,863
Financial institutions		5,191,580	5,770,083
Corporations		2,646,456	3,089,951
Bills bought		1,358,789	2,787,392
CMA(*)		1,522,881	1,018,520
Others		348,081	179,262

		13,889,439	13,839,071

Equity securities:
Stocks		237,192	327,853
Beneficiary certificates		3,450,104	1,672,624
Others		480,346	376,779

		4,167,642	2,377,256

Other
Gold deposits		493,718	437,928

	￦	18,550,799	16,654,255

(*)	CMA: Cash management account deposits

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2013

(Unaudited)

(In millions of won)

9.	Financial asset designated at fair value through profit or loss

Financial asset designated at fair value through profit or loss as of March 31, 2013 and December 31, 2012 are as follows:

		2013	2012	Condition
Debt securities	￦	1,118,477	853,433	Evaluation and management on a fair value basis, accounting mismatch
Equity securities		1,443,837	1,216,687	Evaluation and management on a fair value basis, accounting mismatch
Others		542,368	472,213	Combined instrument

	￦	3,104,682	2,542,333

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2013

(Unaudited)

(In millions of won)

10.	Derivatives

(a)	The notional amounts of derivatives as of March 31, 2013 and December 31, 2012 are as follows:

		2013	2012
Foreign currency related
Over the counter
Currency forwards	￦	30,429,750	32,456,980
Currency swaps		12,891,404	11,789,631
Currency options		595,725	387,852

		43,916,879	44,634,463

Exchange traded
Currency futures		219,448	123,215

		44,136,327	44,757,678

Interest rates related
Over the counter
Interest rate swaps		88,324,233	91,314,373
Interest rate options		5,216,662	5,776,662

		93,540,895	97,091,035

Exchange traded
Interest rate futures		2,376,197	631,050

		95,917,092	97,722,085

Credit related
Over the counter
Credit swaps		216,067	165,789
Equity related
Over the counter
Equity swap and forwards		2,667,783	3,091,829
Equity options		2,318,713	1,671,376

		4,986,496	4,763,205

Exchange traded
Equity futures		78,626	161,051
Equity options		6,931,071	4,811,288

		7,009,697	4,972,339

		11,996,193	9,735,544

Commodity related
Over the counter
Swaps and forwards		965,674	467,334
Equity options		80,716	77,011

		1,046,390	544,345

Exchange traded
Equity options		357,503	282,185

		1,403,893	826,530

Hedge
Currency forwards		48,322	2,807
Currency swaps		2,102,200	1,848,578
Interest rate swaps		8,748,235	8,484,998

		10,898,757	10,336,383

	￦	164,568,329	163,544,009

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2013

(Unaudited)

(In millions of won)

10.	Derivatives (continued)

(b)	Fair values of derivative instruments as of March 31, 2013 and December 31, 2012 are as follows:

		2013		2012
		Assets	Liabilities	Assets	Liabilities
Foreign currency related
Over the counter
Currency forwards	￦	399,995	352,935	511,226	611,165
Currency swaps		229,032	229,226	361,588	257,034
Currency options		26,885	1,038	25,167	11

		655,912	583,199	897,981	868,210

Interest rates related
Over the counter
Interest rate swaps		689,207	612,514	694,505	593,361
Interest rate options		23,994	33,684	23,921	33,297
Interest rate forwards		—	—	11	—

		713,201	646,198	718,437	626,658

Credit related
Over the counter
Credit swaps		1,305	3,723	1,147	842
Equity related
Over the counter
Equity swap and forwards		118,264	80,934	182,282	46,436
Equity options		84,351	175,057	75,760	144,417

		202,615	255,991	258,042	190,853

Exchange traded
Equity forwards		1	3	3	—
Equity options		19,119	19,108	20,740	18,995

		19,120	19,111	20,743	18,995

		221,735	275,102	278,785	209,848

Commodity related
Over the counter
Swaps and forwards		16,201	7,639	5,679	5,189
Equity options		1,104	302	1,052	371

		17,305	7,941	6,731	5,560

Exchange traded
Commodity futures		5,910	7,471	4,560	2,291

		23,215	15,412	11,291	7,851

Hedge
Currency forwards		—	763	447	—
Currency swaps		13,496	50,934	1,157	100,156
Interest rate swaps		253,615	88,618	261,520	90,479

		267,111	140,315	263,124	190,635

	￦	1,882,479	1,663,949	2,170,765	1,904,044

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2013

(Unaudited)

(In millions of won)

10.	Derivatives (continued)

(c)	Gain or loss on valuation of derivatives for the years ended March 31, 2013 and December 31, 2012 are as follows:

		2013	2012
Foreign currency related
Over the counter
Currency forwards	￦	115,242	(160,903)
Currency swaps		(90,222)	189,056
Currency options		6,548	(9,160)

		31,568	18,993

Exchange traded
Currency futures		(42)	63

		31,526	19,056

Interest rates related
Over the counter
Interest rate swaps		(27,659)	(17,681)
Interest rate options		(925)	985

		(28,584)	(16,696)

Exchange traded
Interest rate futures		(1,618)	(777)

		(30,202)	(17,473)

Credit related
Over the counter
Credit swaps		(2,953)	1,547
Equity related
Over the counter
Equity swap and forwards		(107,641)	352,700
Equity options		(10,253)	23,011

		(117,894)	375,711

Exchange traded
Equity futures		892	(1,446)
Equity options		(1,968)	1,347

		(1,076)	(99)

		(118,970)	375,612

Commodity related
Over the counter
Swaps and forwards		9,204	1,286
Commodity options		160	(1,393)

		9,364	(107)

Exchange traded
Commodity futures		(3,971)	2,404

		5,393	2,297

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2013

(Unaudited)

(In millions of won)

10.	Derivatives (continued)

		2013	2012
Hedge
Currency forwards	￦	(260)	1,252
Currency swaps		68,522	(128,935)
Interest rate swaps		(3,719)	15,429

		64,543	(112,254)

	￦	(50,663)	268,785

11.	Loans

(a)	Loans as of March 31, 2013 and December 31, 2012 are as follows:

		2013	2012
Household loans	￦	74,379,325	74,536,747
Corporate loans		105,147,848	102,861,476
Public and other		3,045,724	3,106,885
Loans to banks		4,145,082	4,557,172
Card receivables		17,198,189	17,853,528

		203,916,168	202,915,808

Present value discount		(29,532)	(39,144)
Deferred loan origination costs and fees		226,855	212,477

		204,113,491	203,089,141
Allowance for impairment		(2,985,708)	(2,800,505)

	￦	201,127,783	200,288,636

(b)	Changes in the allowance for impairment for the three month period ended March 31, 2013 and the year ended December 31, 2012 are as follows:

		2013			2012
		Loan	Other	Total	Loan	Other	Total
Beginning balance	￦	2,800,505	102,946	2,903,451	2,585,244	152,008	2,737,252
Provision for (reversal of) allowance		373,491	14,023	387,514	1,325,006	(9,421)	1,315,585
Write-offs		(213,915)	(6,172)	(220,087)	(1,320,960)	(21,484)	(1,342,444)
Effect of discounting		(16,371)	—	(16,371)	(68,002)	—	(68,002)
Allowance related to loans transferred		(15,392)	—	(15,392)	(97,446)	—	(97,446)
Recoveries		72,404	(1,268)	71,136	375,084	(8,986)	366,098
Others(*1)		(15,014)	(5,688)	(20,702)	1,579	(9,171)	(7,592)

Ending balance	￦	2,985,708	103,841	3,089,549	2,800,505	102,946	2,903,451

(*1)	Other changes were due to debt restructuring, debt-equity swap, and foreign exchange rate, etc
(*2)	Included allowance for due from banks and other assets

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2013

(Unaudited)

(In millions of won)

12.	Available-for-sale financial assets and held-to-maturity financial assets

(a)	Available-for-sale financial assets and held-to-maturity financial assets as of March 31, 2013 and December 31, 2012 are as follows:

		2013	2012
Available-for-sale financial assets
Debt securities(*1)
Government bonds	￦	4,882,736	5,446,367
Financial institutions bonds		13,321,052	13,750,391
Corporate bonds and others		11,637,634	12,174,657

		29,841,422	31,371,415

Equity securities(*2)
Stock		3,858,882	3,819,723
Equity investments		522,223	506,012
Beneficiary certificates		621,228	537,766
Others		47,000	49,002

		5,049,333	4,912,503

		34,890,755	36,283,918

Held-to-maturity financial assets
Debt securities		5,667,373	5,717,180
Government bonds		1,606,496	1,700,583
Financial institutions bonds		4,050,040	4,241,919
Corporate bonds and others		11,323,909	11,659,682

	￦	46,214,664	47,943,600

(*1)	Debt securities are measured at fair value by applying the lesser of two quoted bond prices provided by two bond pricing agencies as of the latest trading date from the end of reporting period.
(*2)	Equity securities with no quoted market prices in active markets and for which the fair value cannot be measured reliably are recorded at cost were ￦148,271 million and ￦173,342 million as of March 31, 2013 and December 31, 2012, respectively.

(b)	Gain or loss on sale of available-for-sale financial assets for the three month periods ended March 31, 2013 and 2012 are as follows:

		2013	2012
Gain on sale of available-for-sale financial assets	￦	210,383	189,138
Loss on sale of available-for-sale financial assets		(3,723)	(5,102)

	￦	206,660	184,036

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2013

(Unaudited)

(In millions of won)

13.	Investments in associates

(a)	Investments in associates as of March 31, 2013 and December 31, 2012 are as follows:

Investees	Country	Date of financial information	Ownership (%)(*1)
			2013	2012
Cardif Life Insurance(*3)	Korea	December 30	14.99	14.99
Aju Capital Co., Ltd.(*1,2)	”	”	12.85	12.85
Pohang TechnoPark 2PFV(*3)	Korea	March 31	14.90	14.90
Daewontos Co., Ltd.(*6)	”	”	36.33	36.33
Shinhan Corporate Restructuring Fund 5th	”	”	45.00	45.00
DCC Corporate Restructuring Fund 1st	”	”	24.14	24.14
PT Clemont Finance Indonesia(*1)	Indonesia	December 30	30.00	30.00
Haejin Shipping Co. Ltd.	Hongkong	March 31	24.00	24.00
APC Fund	”	”	25.20	25.20
SHC-IMM New Growth Fund(*5)	Korea	”	64.52	64.52
QCP New Technology Fund 20th	”	”	47.17	47.17
UAMCO., Ltd.(*2)	”	”	17.50	17.50
Miraeasset 3rd Investment Fund	”	”	50.00	50.00
Aju-Shinhan 1st Investment Fund(*5)	”	”	60.00	60.00
Aju-Shinhan 2nd Investment Fund	”	”	33.33	33.33
Aju 3rd Investment Fund(*5)	”	”	60.00	60.00
Medici 2nd Investment Fund(*5)	”	”	54.67	54.67
STI New growth engine Investment Fund	”	”	50.00	50.00
AJU-SHC WIN-WIN Company Fund 3(*5)	”	”	70.16	70.16
Shinhan K2 Secondary Fund(*4)	”	”	10.75	10.75
Aju 4th Investment Fund(*5)	”	”	30.00	30.00
KDB Daewoo Securities Platinum PEF	”	”	20.00	20.00
Shinhan-stonebridge Petro PEF(*4)	”	”	1.80	1.82
NSC New Technology Fund 1st			23.53	—

(*1)	Financial statements as of December 31, 2012 were used for the equity method.
(*2)	The Group used the equity method of accounting as the Group has significant influence in electing on the board of directors.
(*3)	The Group has significant influence due to material transaction with investee.
(*4)	As a managing partner, the Group has significant management control over the investee.
(*5)	As a limited partner, the Group is not able to participate in policy-making processes to obtain economic benefit from the investee.
(*6)	The Group reclassifies available-for-sale financial assets that were acquired by debt-equity swap to investments in associates because vergleich procedures were completed and voting rights were restored.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2013

(Unaudited)

(In millions of won)

13.	Investments in associates (continued)

(b)	Changes in investments in associates for the three month period ended March 31, 2013 and December 31, 2012 are as follows:

		2013
Investees		Beginning balance	Investment and dividend	Equity method income(loss)	Change in other comprehensive income	Ending balance
Cardif Life Insurance	￦	42,647	—	591	(1,183)	42,055
Aju Capital Co., Ltd.(*1)		29,654	(1,825)	(1,255)	(109)	26,464
Pohang TechnoPark 2PFV		2,895	—	(11)	—	2,884
Daewontos Co., Ltd.		122	—	(122)	—	—
Shinhan Corporate Restructuring Fund 5th		675	—	2	—	677
DCC Corporate Restructuring Fund 1st		296	—	5	—	301
PT Clemont Finance Indonesia		6,892	—	63	(313)	6,642
APC Fund		38,101	1,407	(3,682)	1,485	37,311
SHC-IMM New Growth Fund		8,884	—	(47)	—	8,837
QCP New Technology Fund 20th		259	—	(10)	—	249
UAMCO., Ltd.		120,916	—	5,007	—	125,924
Miraeasset 3rd Investment Fund		4,705	—	246	—	4,951
Aju-Shinhan 1st Investment Fund		3,748	(1,922)	72	—	1,898
Aju-Shinhan 2nd Investment Fund		675	(693)	18	—	—
Aju 3rd Investment Fund		3,040	(1,291)	290	—	2,039
Medici 2nd Investment Fund		3,208	—	(10)	—	3,198
STI New growth engine Investment Fund		2,824	(273)	(3)	—	2,548
AJU-SHC WIN-WIN Company Fund 3		2,954	—	(372)	—	2,582
Shinhan K2 Secondary Fund		1,692	500	1	—	2,193
Aju 4th Investment Fund		2,977	(38)	133	—	3,072
KDB Daewoo Securities Platinum PEF		6,517	(1,114)	1,181	—	6,584
Shinhan-stonebridge Petro PEF		14,837	—	(19)		14,818
NSC New Technology Fund 1st		—	2,000	—	—	2,000

	￦	298,518	(3,249)	2,078	(120)	297,227

(*1)	The market values of investments are ￦34,757 million as of March 31, 2013 based on the quoted market price at that date.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2013

(Unaudited)

(In millions of won)

13.	Investments in associates (continued)

		2012
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Cardif Life Insurance	￦	25,028	9,775	1,138	6,706	—	42,647
Aju Capital Co., Ltd.(*1)		33,944	(1,849)	5,505	494	(8,441)	29,653
Macquarie Shinhan Infrastructure Management		4,576	(4,000)	—	(576)	—	—
Pohang TechnoPark 2PFV		3,697	—	(802)	—	—	2,895
Daewontos Co., Ltd.		—	—	122	—	—	122
Shinhan Corporate Restructuring Fund 5th		669	—	6	—	—	675
DCC Corporate Restructuring Fund 1st		845	(290)	(259)	—	—	296
KTB Corporate Restructuring Fund 18th		10	(88)	78	—	—	—
PT Clemont Finance Indonesia		7,346	—	517	(971)	—	6,892
Haejin Shipping Co. Ltd.		1,164	—	(644)	16	(536)	—
APC Fund		38,400	279	2,391	(2,969)	—	38,101
TSYoon 2nd Corporate Restructuring Fund		2,472	(3,475)	570	433	—	—
SHC-IMM New Growth Fund		6,816	2,260	(192)	—	—	8,884
Now IB Fund 6 th		1,474	(1,529)	55	—	—	—
QCP New Technology Fund 20th		121	—	138	—	—	259
UAMCO., Ltd.		104,240	—	16,652	25	—	120,917
Miraeasset 3rd Investment Fund		4,688	—	17	—	—	4,705
Now IB Fund 8th		1,334	(1,566)	170	62	—	—
Aju-Shinhan 1st Investment Fund		3,370	—	378	—	—	3,748
Aju-Shinhan 2nd Investment Fund		2,036	(1,645)	284	—	—	675
Aju 3rd Investment Fund		2,789	—	251	—	—	3,040
Stonebridge New Growth Investment Fund		564	(564)	—	—	—	—
Medici 2nd Investment Fund		3,265	—	(57)	—	—	3,208
STI New growth engine Investment Fund		—	2,000	824	—	—	2,824
AJU-SHC WIN-WIN Company Fund 3		—	2,375	579	—	—	2,954
Shinhan K2 Secondary Fund		—	1,750	(58)	—	—	1,692
Aju 4th Investment Fund		—	3,000	(23)	—	—	2,977
KDB Daewoo Securities Platinum PEF		—	6,580	(63)	—	—	6,517
Shinhan-stonebridge Petro PEF		—	14,910	(73)	—	—	14,837
NSC New Technology Fund 1st		—	(34)	34	—	—	—

	￦	248,848	27,889	27,538	3,220	(8,977)	298,518

(*1)	The market values of investments are ￦29,653 million as of December 31, 2012 based on the quoted market price at that date.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2013

(Unaudited)

(In millions of won)

13.	Investments in associates (continued)

(c)	Condensed balance sheet information of associates as of March 31, 2013 and December 31, 2012 are as follows:

		2013		2012
Investees		Asset	Liability	Asset	Liability
Cardif Life Insurance	￦	3,284,820	2,998,055	2,993,361	2,765,496
Aju Capital Co., Ltd.		5,879,857	5,186,971	5,857,903	5,153,149
Pohang TechnoPark 2PFV		20,865	1,509	20,993	1,564
Daewontos Co., Ltd.		4,067	4,803	5,314	4,979
Shinhan Corporate Restructuring Fund 5th		2,773	1,269	2,749	1,250
DCC Corporate Restructuring Fund 1st		1,248	—	1,237	11
PT Clemont Finance Indonesia		70,160	48,018	77,548	54,573
Haejin Shipping Co. Ltd.		19,681	22,942	19,681	22,942
APC Fund		151,563	8,456	35,634	2,488
SHC-IMM New Growth Fund		13,796	99	13,772	2
QCP New Technology Fund 20th		526	—	548	—
UAMCO., Ltd.		4,809,833	4,090,270	4,906,009	4,215,061
Miraeasset 3rd Investment Fund		9,906	2	9,474	63
Aju-Shinhan 1st Investment Fund		3,282	118	6,353	106
Aju-Shinhan 2nd Investment Fund		—	—	2,031	7
Aju-Shinhan 3rd Investment Fund		3,401	3	5,070	3
Medici 2nd Investment Fund		5,868	17	5,869	—
STI New growth engine Investment Fund		5,097	—	5,649	—
AJU-SHC WIN-WIN Company Fund 3		3,705	25	4,229	19
Shinhan K2 Secondary Fund		20,390	—	15,732	—
Aju 4th Investment Fund		10,254	12	9,945	23
KDB Daewoo Securities Platinum PEF		33,012	90	32,676	90
Shinhan-stonebridge Petro PEF(*6)		813,178	16	814,189	—
NSC New Technology Fund 1st		8,500	1	—	—

	￦	15,175,782	12,362,676	14,845,966	12,221,826

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2013

(Unaudited)

(In millions of won)

13.	Investments in associates (continued)

Condensed income statement information for the three month periods ended March 31, 2013 and 2012 are as follows:

		2013		2012
Investees		Operating revenue	Net income	Operating revenue	Net income
Cardif Life Insurance	￦	238,702	1,993	798,918	2,497
Aju Capital Co., Ltd.		184,423	(9,470)	775,227	40,353
Pohang TechnoPark 2PFV		—	(73)	—	(5,440)
Daewontos Co., Ltd.		2,998	(405)	24,397	243
Shinhan Corporate Restructuring Fund 5th		6	5	19	15
DCC Corporate Restructuring Fund 1st		11	10	16	(1,064)
PT Clemont Finance Indonesia		1,914	143	6,558	1,343
Haejin Shipping Co. Ltd.		2,482	(3,287)	2,482	(3,287)
APC Fund		—	(1,769)	3,564	2,076
SHC-IMM New Growth Fund		24	(72)	102	(300)
QCP New Technology Fund 20th		—	(22)	1	(21)
UAMCO., Ltd.		190,060	28,614	599,570	95,828
Miraeasset 3rd Investment Fund		494	492	195	36
Aju-Shinhan 1st Investment Fund		132	120	677	630
Aju-Shinhan 2nd Investment Fund		131	55	882	852
Aju-Shinhan 3rd Investment Fund		577	483	433	419
Medici 2nd Investment Fund		—	(18)	5	(104)
STI New growth engine Investment Fund		—	(9)	—	1,648
AJU-SHC WIN-WIN Company Fund 3		111	(530)	844	825
Shinhan K2 Secondary Fund		—	11	—	(543)
Aju 4th Investment Fund		464	450	374	(77)
KDB Daewoo Securities Platinum PEF		6,000	1,642	—	(314)
Shinhan-stonebridge Petro PEF		63	(1,027)	26	(3,991)
NSC New Technology Fund 1st		—	(1)	—	—

	￦	628,592	17,335	2,214,290	131,624

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2013

(Unaudited)

(In millions of won)

14.	Trading liabilities

Trading liabilities as of March 31, 2013 and December 31, 2012 are as follows:

		2013	2012
Securities sold
Equity	￦	124,921	126,160
Debt		124,148	760,502
Other		3,735	—
Gold deposits		510,741	484,061

	￦	763,545	1,370,723

15.	Financial liabilities designated at fair value through profit or loss

Financial liabilities designated at fair value through profit or loss as of March 31, 2013 and December 31, 2012 are as follows:

		2013	2012
Equity-linked securities sold	￦	3,598,721	4,017,337
Derivatives-combined securities sold		1,100,276	804,860
Securities sold		67,701	—

	￦	4,766,698	4,822,197

16.	Debt securities issued

Debt securities issued as of March 31, 2013 and December 31, 2012 are as follows:

	2013
	Interest rate (%)	Amount
Debt securities issued in won
Debt securities issued	2.68%~10.00%	￦	26,510,852
Subordinated debt securities issued	3.41%~10.20%		5,380,265
Loss on fair value hedges			102,885
Discount			(60,905)

			31,933,097

Debt securities issued in foreign currency
Debt securities issued	1.57%~8.13%		6,530,740
Subordinated debt securities issued			—
Loss on fair value hedges			115,641
Discount			(29,737)

			6,616,644

		￦	38,549,741

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2013

(Unaudited)

(In millions of won)

16.	Debt securities issued (continued)

	2012
	Interest rate (%)	Amount
Debt securities issued in won
Debt securities issued	2.84%~9.00%	￦	27,355,181
Subordinated debt securities issued	3.41%~10.20%		5,150,290
Loss on fair value hedges			107,559
Discount			(64,123)

			32,548,907

Debt securities issued in foreign currency
Debt securities issued	0.72%~8.13%		6,195,288
Subordinated debt securities issued	10.00%		5,695
Loss on fair value hedges			117,096
Discount			(26,811)

			6,289,560

		￦	38,838,467

17.	Employee benefits

(a)	Defined benefit plan assets and liabilities

Defined benefit plan assets and liabilities as of March 31, 2013 and December 31, 2012 are as follows:

		2013	2012
Present value of defined benefit obligation	￦	1,041,692	1,016,018
Fair value of plan assets		783,698	793,685

Recognized liabilities for defined benefit obligation	￦	257,994	222,333

(b)	Expense recognized in profit or loss for the three-month period ended March 31, 2013 and 2012 are as follows:

		2013	2012
Current service costs	￦	35,374	31,911
Net interest income		2,227	3,075

	￦	37,601	34,986

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2013

(Unaudited)

(In millions of won)

18.	Provisions

Provisions as of March 31, 2013 and December 31, 2012 are as follows:

		2013	2012
Asset retirement obligations	￦	39,942	39,348
Expected loss related to litigation		129,722	125,037
Unused credit commitments		408,888	415,420
Bonus card points program		25,240	24,873
Financial guarantee contracts issued		76,972	77,840
Others		51,030	65,367

	￦	731,794	747,885

19.	Liability under insurance contracts

(a)	Insurance liabilities as of March 31, 2013 and December 31, 2012 are as follows:

		2013	2012
Policy reserve	￦	14,099,654	13,415,015
Policyholder’s equity adjustment		10,412	3,544

	￦	14,110,066	13,418,559

(b)	Income or expenses on insurance for the three-month period ended March 31, 2013 and 2012 are as follows:

		2013	2012
Insurance income
Premium income	￦	1,180,169	1,012,647
Reinsurance income		1,337	2,691
Separate account income		7,292	2,908

		1,188,798	1,018,246

Insurance expenses
Claims paid		(421,215)	(361,925)
Reinsurance premium expenses		(1,007)	(2,165)
Provision for policy reserves		(684,836)	(560,332)
Separate account expenses		(7,292)	(2,908)
Discount charge		(1,305)	(119)
Acquisition costs		(158,045)	(164,763)
Collection expenses		(2,578)	(3,362)
Deferred acquisition costs(-)		138,222	153,746
Amortization of deferred acquisition costs		(133,734)	(118,053)

		(1,271,790)	(1,059,881)

Net loss on insurance	￦	(82,992)	(41,635)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2013

(Unaudited)

(In millions of won)

19.	Liability under insurance contracts (continued)

(c)	Liability adequacy test

Liability adequacy tests were performed on the premium reserve, unearned premium reserve and guarantee reserve as of March 31, 2012 of contract held at December 31, 2011 and 2010. The premium reserve considered the amount net level premium reserve less, where appropriate, deferred acquisition cost in accordance with the article 6-3 of Regulation on Supervision of Insurance Business Act. As a result, LAT surplus was ￦1,697,342 million. However, liability adequacy test as of December 31, 2012 was not performed since there had not been any significant changes in the estimation, compared with the preceding test.

The assumptions of the current estimation used to assessment and their basis for calculation was as follows:

	Assumption		Measurement basis
	2013	2012
Discount rate	4.50% ~ 5.03%	4.69% ~ 5.48%	Future rate of return on invested asset based on the rate scenario suggested by FSS.

Mortality rate	10% ~ 320%	15% ~ 160%	Rate of premium paid on risk premium based on experience-based rate by classes of sales channel, product and transition period of last 5 years.

Operating expense rate	Acquisition cost - The first time : 90.0% ~ 674.0% - From the second time : 0% ~ 90.0% Maintenance expense (each case): 1,532won ~ 6,768won Collection expenses (each case): 132.26won ~ 440.53won	Acquisition cost - The first time : 90.0% ~ 394.0% - From the second time : 0% ~ 90.0% Maintenance expense (each case): 1,691won ~ 8,856won Collection expenses (on gross premium): 0.01% ~ 1.14%	Operating expense rate on gross premium or expense per contract based on experience-based rate of last 1 year

Surrender ratio	0.42% ~ 62.57%	1.4% ~ 46.3%	Surrender ratio by classes of sales channel, product and transition period of last 5 years.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2013

(Unaudited)

(In millions of won)

19.	Liability under insurance contracts (continued)

The result of liability adequacy test as of March 31, 2013 and December 31, 2012 are as follows:

		2013
		Provisions for test	LAT base	Premium loss(surplus)
Participating
Fixed interest	￦	584,375	701,980	117,605
Variable interest		570,578	548,311	(22,267)

		1,154,953	1,250,291	95,338

Non- Participating
Fixed interest		3,572,916	3,663,051	90,135
Variable interest		9,282,906	7,926,508	(1,356,398)

		12,855,822	11,589,559	(1,266,263)

Option and Guarantee		17,828	161,520	143,692

	￦	14,028,603	13,001,370	(1,027,233)

		2012
		Provisions for test	LAT base	Premium loss(surplus)
Participating
Fixed interest	￦	584,566	740,489	155,923
Variable interest		483,985	464,575	(19,410)

		1,068,551	1,205,064	136,513

Non- Participating
Fixed interest		3,097,139	2,474,500	(622,639)
Variable interest		6,579,371	5,478,979	(1,100,392)

		9,676,510	7,953,479	(1,723,031)

Option and Guarantee		12,126	67,255	55,129

	￦	10,757,187	9,225,798	(1,531,389)

Sensitivity analysis as of March 31, 2013 and 2012 are as follows:

			LAT fluctuation
			2013	2012
Discount rate increased by 0.5%	￦		(979,703)	(661,182)
Discount rate decreased by 0.5%			1,089,958	733,319
Operating expense increased by 10%			229,698	180,711
Mortality rate increased by 10%			545,774	382,932
Mortality rate increased by 5%			272,887	191,466
Surrender ratio increased by 10%		￦	104,501	115,088

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2013

(Unaudited)

(In millions of won)

20.	Equity

(a)	Accumulated other comprehensive income

Changes in accumulated other comprehensive income for the three month period ended March 31, 2013 and the year ended December 31, 2012 are as follows:

		2013
		Valuation gain(loss) on available-for- sale financial assets	Equity in other comprehensive income of associates	Foreign currency translation adjustments for foreign operations	Net loss from cash flow hedges	Other Comprehensive income of separate account	Actuarial gains or losses	Total
Beginning balance	￦	1,225,809	5,501	(88,298)	(4,846)	1,713	(159,758)	980,121
Fair value evaluation		331,395	(120)	—	—	3,278	—	334,553
Reclassification		(200,591)	—	—	—	—	—	(200,591)
Hedging		—	—	—	(67,868)	—	—	(67,868)
Effects from exchange rate fluctuations		62	—	34,564	63,777	—	—	98,403
Deferred income taxes		(33,354)	(258)	(6,993)	990	(793)	—	(40,408)
Non-controlling interest		(852)	—	(169)	—	—	—	(1,021)

Ending balance	￦	1,322,469	5,123	(60,896)	(7,947)	4,198	(159,758)	1,103,189

		2012
		Valuation gain(loss) on available-for- sale financial assets	Equity in other comprehensive income of associates	Foreign currency translation adjustments for foreign operations	Net loss from cash flow hedges	Other Comprehensive income of separate account	Actuarial gains or losses	Total
Beginning balance	￦	1,211,196	1,404	(1,841)	(20,501)	1,142	(158,620)	1,032,780
Fair value evaluation		448,632	3,220	—	—	842	—	452,694
Reclassification		(438,178)	—	—	—	—	—	(438,178)
Hedging		—	—	—	154,820	—	—	154,820
Effects from exchange rate fluctuations		8,924	—	(69,597)	(134,167)	—	—	(194,840)
Actuarial gains or losses		—	—	—	—	—	(1,504)	(1,504)
Deferred income taxes		(4,176)	877	(17,082)	(4,998)	(271)	366	(25,284)
Non-controlling interest		(589)	—	222	—	—	—	(367)

Ending balance	￦	1,225,809	5,501	(88,298)	(4,846)	1,713	(159,758)	980,121

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2013

(Unaudited)

(In millions of won)

20.	Equity (continued)

(b)	Regulatory reserve for loan loss

In accordance with Regulations for the Supervision of Financial Institutions, the Group reserves the difference between allowance for credit losses by K-IFRS and Regulations for the Supervision of Financial Institutions at the account of reserve for regulatory reserve for loan loss.

i)	Changes in regulatory reserve for loan loss including non-controlling interest for the three month period ended March 31, 2013 and the year ended December 31, 2012 are as follows:

		2013	2012
Beginning balance	￦	2,268,459	1,976,425
Provision for regulatory reserve for loan loss		(43,853)	292,034

Ending balance	￦	2,224,606	2,268,459

ii)	Income for the period and earnings per share after adjusted for regulatory reserve for loan loss for the three month period ended March 31, 2013 are as follows:

		2013
Income for the period	￦	481,307
Provision for regulatory reserve for loan loss		44,937

Income adjusted for regulatory reserve	￦	526,244

Basic and diluted earnings per share adjusted for regulatory reserve in won	￦	1,062

(c)	Dividends recognized as distributions to preferred stockholders for the three month period ended March 31, 2013 are as follows:

		2013
Common Stock (￦ 700 per share)	￦	331,940
Preferred Stock		61,938

	￦	393,878

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2013

(Unaudited)

(In millions of won)

21.	Net interest income

Net interest income for the three month periods ended March 31, 2013 and 2012 were as follows:

		2013	2012
Interest income
Cash and due from banks	￦	53,732	81,709
Trading assets		114,232	123,282
Financial assets designated at fair value through profit or loss		4,555	4,670
Available-for-sale financial assets		261,420	296,595
Held-to-maturity financial assets		135,265	151,024
Loans		2,583,436	2,866,752
Others		40,457	39,534

		3,193,097	3,563,566

Interest expense
Deposits		(1,054,725)	(1,177,257)
Borrowings		(120,490)	(135,773)
Debt securities issued		(390,255)	(460,500)
Others		(20,737)	(18,527)

		(1,586,207)	(1,792,057)

Net interest income	￦	1,606,890	1,771,509

22.	Net fees and commission income

Net fees and commission income for the three month periods ended March 31, 2013 and 2012 are as follows:

		2013	2012
Fees and commission income
Credit placement fees	￦	13,581	10,633
Commission received as electronic charge receipt		31,504	33,438
Brokerage fees		82,660	105,936
Commission received as agency		65,379	45,443
Investment banking fees		7,854	12,230
Commission received in foreign exchange activities		37,019	38,191
Asset management fees		12,850	11,999
Credit card fees		501,682	494,424
Others		98,428	118,074

		850,957	870,368

Fees and commission expense
Credit-related fee		(8,704)	(7,801)
Credit card fees		(427,413)	(398,873)
Others		(88,281)	(66,242)

		(524,398)	(472,916)

Net fees and commission income	￦	326,559	397,452

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2013

(Unaudited)

(In millions of won)

23.	Net impairment loss on financial assets

Net impairment loss on financial assets for the three month periods ended March 31, 2013 and 2012 are as follows:

		2013	2012
Impairment loss
Loans	￦	(373,491)	(261,055)
Available-for-sale financial assets		(28,215)	(36,694)
Other		(14,023)	(4,299)

		(415,729)	(302,048)

Reversal of impairment loss
Available-for-sale financial assets		22,147	—

		22,147	—

	￦	393,582	302,048

24.	General and administrative expenses

General and administrative expenses for the three month periods ended March 31, 2013 and 2012 are as follows:

		2013	2012
Employee benefits	￦	629,062	603,842
Salaries		586,554	564,674
Severance benefits		42,124	39,168
Defined contribution		4,523	4,182
Defined benefit		37,601	34,986
Termination benefits		384	—
Rent		83,911	81,941
Entertainment		8,884	8,633
Depreciation		48,658	49,058
Amortization		27,028	21,789
Taxes and dues		35,473	33,129
Advertising		35,374	32,635
Research		2,918	3,151
Others		139,669	141,703

	￦	1,010,977	975,881

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2013

(Unaudited)

(In millions of won, except earning for share)

25.	Income tax expense

Income tax expense for the three month periods ended March 31, 2013 and 2012 are as follows:

		2013	2012
Current income tax expense	￦	107,750	290,190
Origination and reversal of temporary differences		91,280	13,271
Income tax recognized in other comprehensive income		(40,408)	(25,284)

Income tax expenses	￦	158,622	278,177

26.	Earnings per share

Basic and diluted earnings per share for the three month periods ended March 31, 2013 and 2012 are as follows:

		2013	2012
Net income for the period	￦	481,307	827,288
Less: dividends on preferred stock and hybrid bond
Dividends on preferred stock		15,273	30,604
Dividends on hybrid bond		7,434	3,442

		22,707	34,046

Net income available for common stock		458,600	793,242
Weighted average number of common shares outstanding		474,199,587	474,199,587

Basic and diluted Earnings per share in won	￦	967	1,673

27.	Commitments and contingencies

(a)	Guarantees, acceptances and credit commitments as of March 31, 2013 and December 31, 2012 are as follows:

		2013	2012
Guarantees
Guarantee outstanding	￦	10,079,550	9,555,223
Contingent guarantees		5,168,689	5,202,576

		15,248,239	14,757,799

Commitments to extend credit
Loan commitments in won		51,432,059	51,707,435
Loan commitments in foreign currency		20,429,355	19,267,753
ABS and ABCP Commitments		1,439,414	1,773,404
Others		1,200,346	1,171,917

		74,501,174	73,920,509

Endorsed bills
Secured endorsed bills		28,144	3,946
Unsecured endorsed bills		12,631,728	11,519,392

		12,659,872	11,523,338

Loans sold with recourse		2,099	2,099

	￦	102,411,384	100,203,745

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2013

(Unaudited)

(In millions of won)

27.	Commitments and contingencies (continued)

(b)	Legal contingencies

As of March 31, 2013, the Group was involved in 516 pending lawsuits as a defendant (total claim amount: ￦970,611 million and recorded a provision of ￦129,722 million and reserve of ￦850 million with respect to these lawsuits, in other liabilities. In the opinion of management, the ultimate disposition of these pending litigations will not have a material adverse effect on the Group’s financial position, results of operations, or liquidity.

28.	Statement of cash flows

(a)	Cash and cash equivalents in the consolidated statements of cash flows for as of March 31, 2013 and the year ended December 31, 2012 are as follows:

		2013	2012
Cash and due from banks	￦	16,765,885	13,511,704
Due from financial institutions with a maturity over three months from date of acquisition		(4,235,822)	(3,974,199)
Restricted due from banks		(7,943,922)	(4,529,740)

		(12,179,744)	(8,503,939)

	￦	4,586,141	5,007,765

(b)	On January 11, 2013, the Group obtained a controlling ownership over Yehanbyoul Savings Bank by acquiring an 100 % of the outstanding and voting interests for ￦45,615 million in consideration.

Net cash inflow was ￦385,489 million from business combination as the investee had cash and cash equivalents of ￦431,104 million.

As of the acquisition date, the Group acquired cash and cash equivalents amounting to ￦90,010 million through the purchase & assumption (P&A) deal for selected assets and liabilities of Tomato Savings Bank Co., Ltd.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2013

(Unaudited)

(In millions of won)

29.	Related parties

Intra-group balances, and income and expenses arising from intra-group transactions are eliminated in preparing the consolidated financial statements.

(a)	Significant balances with the related parties as of March 31, 2013 and December 31, 2012 are as follows:

Related party	Account			2013	2012
Investments in associates
Aju Capital co., Ltd	Loans and receivables		￦	—	50,000
”	Allowances			—	(254)
”	Deposits			768	20,297
UAMCO., Ltd	Loans and receivables			20,000	—
”	Allowances			(27)	—
”	Deposits			2,155	517
Pohang TechnoPark2PFV	Deposits			14,603	14,794
Shinhan Corporate Restructuring Fund 5th	Account Receivable			27	27
”	Allowances			(27)	(27)
Cardif Life Insurance	Deposits			355	2,353
”	Credit card assets			117	94
Shinhan K2 Secondary Fund	Account Receivable			115	—
Key management personnel and their immediate relatives
Loans and receivables				2,888	3,221

Assets				23,093	53,061
Liabilities		￦		17,881	37,961

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2013

(Unaudited)

(In millions of won)

29.	Related parties (continued)

(b)	Significant transactions with the related parties for the three month periods ended March 31, 2013 and 2012 are as follows:

Related party	Account		2013	2012
Investments in associates
Aju Capital co., Ltd	Interest income	￦	242	—
”	Net other operating income		—	11
”	Reversal of credit losses		254	254
UAMCO., Ltd	Interest income		43	—
”	Reversal of credit losses		—	52
”	Allowance for impairment		(27)	—
Pohang TechnoPark2PFV	Net other operating income		—	286
”	Interest expense		(4)	—
Cardif Life Insurance	Fees and commission income		47	87
Shinhan K2 Secondary Fund	”		115	—
Key management personnel and their immediate relatives
Interest income			37	38

		￦	707	728

(c)	Key management personnel compensation

Key management personnel compensation for the three month periods ended March 31, 2013 and 2012 are as follows:

		2013	2012
Short-term employee benefits	￦	7,159	9,263
Severance benefits		200	213
Share-based payment transactions		817	1,353

	￦	8,176	10,829

(d)	There are no guarantees provided between the related parties as of March 31, 2013 and December 31, 2012.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2013

(Unaudited)

(In millions of won)

30.	Interests in Unconsolidated Structured Entities

(a)	The nature and extent of interests in unconsolidated structured entities

The Group involved in assets-backed securitization, structured financing, beneficiary certificates and other structured entities and characteristics of these structured entities are as follows:

Description
Assets-backed securitization	Securitization vehicles are established to buy the assets from the originators and issue the asset-backed securities in order to facilitate the originators’ funding activities and enhance their financial soundness. The group is involved in the securitization vehicles by purchasing the asset-backed securities issued, or providing credit enhancement.

Structured financing	Structured entities for project financing are established to raise funds and invest in a specific project such as M&A (Mergers and Acquisitions), BTL (Build-Transfer-Lease), shipping finance, etc. The Group is involved in the structured entities by originating loans, investing in equity, or providing credit enhancement

Beneficiary certificates	Beneficiary certificate is a type of financial instrument where investment funds raise funds from the general public to invest in a group of assets such as stocks or bonds and distribute their income and capital gains to their investors. The Group is involved in beneficiary certificates by investing in various investment funds.

i)	The size of unconsolidated structured entities as of March 31, 2013 and December 31, 2012 are as follows:

		Assets-backed securitization	Structured financing	Beneficiary certificates	Total
Total assets	￦	12,613,344	50,549,164	23,695,479	86,857,987

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2013

(Unaudited)

(In millions of won)

30.	Interests in Unconsolidated Structured Entities (continued)

(b)	Nature of risks

i)	The carrying amounts of the assets and liabilities recognized relating to its interests in unconsolidated structured entities as of March 31, 2013 are as follows :

		Assets-backed securitization	Structured financing	Beneficiary certificates	Total
Assets:
Loans	￦	386,912	5,631,281	213,769	6,231,962
Trading assets		95,000	2,585	107,200	204,785
Derivative assets		2,590	2,180	—	4,770
Available for sale financial assets		524,412	124,090	878,156	1,526,658
Other assets		333	—	—	333

		1,009,247	5,760,136	1,199,125	7,968,508

Liabilities:
Derivative liabilities		269	—	—	269
Borrowings		—	363,067	—	363,067
Other		1,542	11,554	—	13,096

	￦	1,811	374,621	—	376,432

ii)	Exposure to risk relating to interests in unconsolidated structured entities as of March 31, 2013 are as follows :

		Assets-backed securitization	Structured financing	Beneficiary certificates	Total
Assets held	￦	1,009,247	5,760,136	1,199,125	7,968,508
ABS and ABCP commitments		283,260	17,000	19,788	320,048
Loan commitments		1,429,699	360,316	39,459	1,829,474
Guarantees		—	25,454	—	25,454
Other		268	—	—	268

	￦	2,722,474	6,162,906	1,258,372	10,143,752